HYDRO ONE INC.
MANAGEMENT’S REPORT

The Consolidated Financial Statements, Management’s Discussion and Analysis (MD&A) and related financial information have been prepared by the management of Hydro One Inc. (Hydro One or the Company). Management is responsible for the integrity, consistency and reliability of all such information presented. The Consolidated Financial Statements have been prepared in accordance with United States Generally Accepted Accounting Principles and applicable securities legislation. The MD&A has been prepared in accordance with National Instrument 51-102.
The preparation of the Consolidated Financial Statements and information in the MD&A involves the use of estimates and assumptions based on management’s judgment, particularly when transactions affecting the current accounting period cannot be finalized with certainty until future periods. Estimates and assumptions are based on historical experience, current conditions and various other assumptions believed to be reasonable in the circumstances, with critical analysis of the significant accounting policies followed by the Company as described in Note 2 to the Consolidated Financial Statements. The preparation of the Consolidated Financial Statements and the MD&A includes information regarding the estimated impact of future events and transactions. The MD&A also includes information regarding sources of liquidity and capital resources, operating trends, risks and uncertainties. Actual results in the future may differ materially from the present assessment of this information because future events and circumstances may not occur as expected.
Management is responsible for establishing and maintaining adequate disclosure controls and procedures and internal control over financial reporting as described in the annual MD&A. Management evaluated the effectiveness of the design and operation of disclosure controls and procedures and internal control over financial reporting based on the framework and criteria established in the Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that evaluation, management concluded that the Company’s internal control over financial reporting was effective at a reasonable level of assurance as of December 31, 2019. As required, the results of that evaluation were reported to the Audit Committee of the Hydro One Board of Directors and the external auditors.
The Consolidated Financial Statements have been audited by KPMG LLP, independent external auditors appointed by the shareholders of the Company. The external auditors’ responsibility is to express their opinion on whether the Consolidated Financial Statements are fairly presented in all material respects in accordance with United States Generally Accepted Accounting Principles. The Independent Auditors’ Report outlines the scope of their examination and their opinion.
The Hydro One Board of Directors, through its Audit Committee, is responsible for ensuring that management fulfils its responsibilities for financial reporting and internal control over reporting and disclosure. The Audit Committee of Hydro One met periodically with management, the internal auditors and the external auditors to satisfy itself that each group had properly discharged its respective responsibility and to review the Consolidated Financial Statements before recommending approval by the Board of Directors. The external auditors had direct and full access to the Audit Committee, with and without the presence of management, to discuss their audit findings.
On behalf of Hydro One’s management:

Mark Poweska	Christopher Lopez
President and Chief Executive Officer	Chief Financial Officer

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HYDRO ONE INC.
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder and Board of Directors of Hydro One Inc.

Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Hydro One Inc. (the Company) as of December 31, 2019 and 2018, the related consolidated statements of operations and comprehensive income (loss), changes in equity, and cash flows for each of the years in the two-year period ended December 31, 2019, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2019, in conformity with US generally accepted accounting principles.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the US federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.
Evaluation of regulatory assets and liabilities and the impact of rate regulation on the financial statements
As discussed in Notes 2 and 12 to the consolidated financial statements, the Company accounts for its regulated operations in accordance with Financial Accounting Standards Board Accounting Standard Codification Topic 980, Regulated Operations (ASC 980). Under ASC 980, the actions of the Company’s regulator may result in the recognition of revenue and costs in time periods that are different than non-rate-regulated enterprises. When this occurs, the Company records incurred and accrued costs that it has assessed are probable of recovery in future electricity rates as regulatory assets. Obligations imposed or probable to be imposed by the regulator to refund previously collected revenue or to spend revenue collected from customers on future costs are recorded as regulatory liabilities. Under ASC 980, the carrying amounts of property, plant and equipment are impacted by the regulator’s actions to the extent that incurred costs are allowed or disallowed to be recovered for rate-making purposes. As at December 31, 2019, the Company’s regulatory assets were $2,728 million and regulatory liabilities were $212 million.
We identified the evaluation of regulatory assets and liabilities and the impact of rate regulation as a critical audit matter. Accounting for regulated operations under ASC 980 affects multiple financial statement accounts and disclosures in the Company’s consolidated financial statements. Assessing the accounting for regulated operations requires significant knowledge thereof and auditor judgment due to interpretations of regulatory decisions and judgments involved in evaluating the Company’s assessment of the probability associated with recovery of regulatory assets and property, plant and equipment and disposition of regulatory liabilities.
The primary procedures we performed to address the critical audit matter included the following. We tested certain internal controls over the initial recognition of amounts as regulatory assets and liabilities and the monitoring and evaluation of regulatory developments that may affect the likelihood of recovering costs in future rates or obligations for disposition of regulatory liabilities. We evaluated the Company’s assessment of the probability of recovery of the carrying amount of regulatory assets and property, plant and equipment and the disposition of regulatory liabilities, through consideration of on-going regulatory proceedings and decisions, assessment of the Company’s interpretations of regulatory decisions and reading the opinion of the Company’s external legal

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HYDRO ONE INC.
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

counsel. We evaluated the impacts of rate regulation on the financial statements, including the amounts recorded and the related disclosures.
Chartered Professional Accountants, Licensed Public Accountants

We have served as the Company’s auditor since 2008

Toronto, Canada
February 11, 2020

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HYDRO ONE INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
For the years ended December 31, 2019 and 2018

Year ended December 31 (millions of Canadian dollars, except per share amounts)	2019	2018
Revenues
Distribution (includes $282 related party revenues; 2018 - $280) (Note 28)	4,788	4,422
Transmission (includes $1,640 related party revenues; 2018 - $1,677) (Note 28)	1,654	1,688
	6,442	6,110

Costs
Purchased power (includes $1,818 related party costs; 2018 - $1,648) (Note 28)	3,111	2,899
Operation, maintenance and administration (Note 28)	991	1,055
Depreciation, amortization and asset removal costs (Note 5)	871	830
	4,973	4,784

Income before financing charges and income tax expense	1,469	1,326
Financing charges (Note 6)	460	418

Income before income tax expense	1,009	908
Income tax expense (Note 7)	51	933
Net income (loss)	958	(25)

Other comprehensive income	1	2
Comprehensive income (loss)	959	(23)

Net income (loss) attributable to:
Noncontrolling interest (Note 27)	6	6
Preferred shareholder	2	9
Common shareholder	950	(40)
	958	(25)

Comprehensive income (loss) attributable to:
Noncontrolling interest (Note 27)	6	6
Preferred shareholder	2	9
Common shareholder	951	(38)
	959	(23)

Earnings per common share (Note 25)
Basic	$6,679	($281)
Diluted	$6,679	($281)

Dividends per common share declared (Note 24)	$7	$42

See accompanying notes to Consolidated Financial Statements.

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HYDRO ONE INC.
CONSOLIDATED BALANCE SHEETS
At December 31, 2019 and 2018

December 31 (millions of Canadian dollars)	2019	2018
Assets
Current assets:
Cash and cash equivalents	7	492
Accounts receivable (Note 8)	699	625
Due from related parties (Note 28)	500	324
Other current assets (Note 9)	114	99
	1,320	1,540

Property, plant and equipment (Note 10)	21,418	20,605
Other long-term assets:
Regulatory assets (Note 12)	2,676	1,721
Deferred income tax assets (Note 7)	643	964
Intangible assets (Note 11)	455	409
Goodwill	325	325
Other assets	80	5
	4,179	3,424
Total assets	26,917	25,569

Liabilities
Current liabilities:
Short-term notes payable (Note 16)	1,143	1,252
Long-term debt payable within one year (Notes 16, 17)	653	731
Accounts payable and other current liabilities (Note 14)	974	936
Due to related parties (Note 28)	301	129
	3,071	3,048
Long-term liabilities:
Long-term debt (includes $351 measured at fair value; 2018 - $845) (Notes 16, 17)	10,822	9,978
Regulatory liabilities (Note 12)	167	326
Deferred income tax liabilities (Note 7)	61	55
Other long-term liabilities (Note 15)	3,073	2,164
	14,123	12,523
Total liabilities	17,194	15,571

Contingencies and Commitments (Notes 30, 31)
Subsequent Events (Note 33)

Preferred shares (Note 23)	—	486
Noncontrolling interest subject to redemption (Note 27)	20	21

Equity
Common shares (Note 23)	3,564	4,312
Retained earnings	6,086	5,137
Accumulated other comprehensive loss	(6)	(7)
Hydro One shareholder’s equity	9,644	9,442

Noncontrolling interest (Note 27)	59	49
Total equity	9,703	9,491
	26,917	25,569

See accompanying notes to Consolidated Financial Statements.

On behalf of the Board of Directors:

Timothy Hodgson	Russel Robertson
Chair	Chair, Audit Committee

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HYDRO ONE INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the years ended December 31, 2019 and 2018

Year ended December 31, 2019 (millions of Canadian dollars)	Common Shares	Retained Earnings	Accumulated Other Comprehensive Loss	Hydro One Shareholder’s Equity	Non- controlling Interest (Note 27)	Total Equity
January 1, 2019	4,312	5,137	(7)	9,442	49	9,491
Net income	—	952	—	952	4	956
Other comprehensive income	—	—	1	1	—	1
Distributions to noncontrolling interest	—	—	—	—	(6)	(6)
Contributions from sale of noncontrolling interest (Note 4)	—	—	—	—	12	12
Dividends on preferred shares	—	(2)	—	(2)	—	(2)
Dividends on common shares	—	(1)	—	(1)	—	(1)
Return of stated capital (Note 23)	(748)	—	—	(748)	—	(748)
December 31, 2019	3,564	6,086	(6)	9,644	59	9,703

Year ended December 31, 2018 (millions of Canadian dollars)	Common Shares	Retained Earnings	Accumulated Other Comprehensive Loss	Hydro One Shareholder’s Equity	Non- controlling Interest (Note 27)	Total Equity
January 1, 2018	4,856	5,183	(9)	10,030	50	10,080
Net income (loss)	—	(31)	—	(31)	4	(27)
Other comprehensive income	—	—	2	2	—	2
Distributions to noncontrolling interest	—	—	—	—	(5)	(5)
Dividends on preferred shares	—	(9)	—	(9)	—	(9)
Dividends on common shares	—	(6)	—	(6)	—	(6)
Return of stated capital (Note 23)	(544)	—	—	(544)	—	(544)
December 31, 2018	4,312	5,137	(7)	9,442	49	9,491

See accompanying notes to Consolidated Financial Statements.

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HYDRO ONE INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2019 and 2018

Year ended December 31 (millions of Canadian dollars)	2019	2018
Operating activities
Net income (loss)	958	(25)
Environmental expenditures	(25)	(22)
Adjustments for non-cash items:
Depreciation and amortization (Note 5)	770	740
Regulatory assets and liabilities	(48)	35
Deferred income tax expense	23	909
Other	14	17
Changes in non-cash balances related to operations (Note 29)	27	(50)
Net cash from operating activities	1,719	1,604

Financing activities
Long-term debt issued	1,500	1,400
Long-term debt repaid	(730)	(753)
Short-term notes issued	4,047	4,242
Short-term notes repaid	(4,156)	(3,916)
Return of stated capital	(748)	(544)
Preferred shares redeemed	(486)	—
Dividends paid	(3)	(15)
Distributions paid to noncontrolling interest	(9)	(8)
Contributions received from sale of noncontrolling interest (Note 4)	12	—
Change in bank indebtedness	—	(3)
Costs to obtain financing	(8)	(6)
Net cash from (used in) financing activities	(581)	397

Investing activities
Capital expenditures (Note 29)
Property, plant and equipment	(1,510)	(1,411)
Intangible assets	(115)	(120)
Capital contributions received (Note 29)	3	7
Other	(1)	15
Net cash used in investing activities	(1,623)	(1,509)

Net change in cash and cash equivalents	(485)	492
Cash and cash equivalents, beginning of year	492	—
Cash and cash equivalents, end of year	7	492

See accompanying notes to Consolidated Financial Statements.

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HYDRO ONE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2019 and 2018

1.    DESCRIPTION OF THE BUSINESS
Hydro One Inc. (Hydro One or the Company) was incorporated on December 1, 1998, under the Business Corporations Act (Ontario) and is wholly-owned by Hydro One Limited. The principal businesses of Hydro One are the transmission and distribution of electricity to customers within Ontario.
Rate Setting
The Company's transmission business consists of the transmission system operated by its subsidiaries, Hydro One Networks Inc. (Hydro One Networks) and Hydro One Sault Ste. Marie LP (HOSSM), as well as an approximately 66% interest in B2M Limited Partnership (B2M LP), a limited partnership between Hydro One and the Saugeen Ojibway Nation (SON), and an approximately 75% interest in Niagara Reinforcement Limited Partnership (NRLP), a limited partnership between Hydro One and Six Nations of the Grand River Development Corporation and the Mississaugas of the Credit First Nation (collectively, the First Nations Partners). See Note 4 - Business Combinations and Note 33 - Subsequent Events for additional information. Hydro One’s distribution business consists of the distribution system operated by its subsidiaries, Hydro One Networks and Hydro One Remote Communities Inc. (Hydro One Remote Communities).
Transmission
On March 7, 2019, the Ontario Energy Board (OEB) issued a decision on its reconsideration of its decision and order on Hydro One Networks' 2017 and 2018 transmission rates revenue requirement dated September 28, 2017 (Original Decision) with respect to the rate-setting treatment of the benefits of the deferred tax asset resulting from the transition from the payments in lieu of tax regime under the Electricity Act, 1998 (Ontario) to tax payments under the federal and provincial tax regimes which occurred when Hydro One Limited became a public company listed on the Toronto Stock Exchange. See Note 12 - Regulatory Assets and Liabilities for additional information. On October 26, 2018, Hydro One filed a one-year inflation-based application with the OEB for 2019 transmission revenue requirement. On April 25, 2019, the OEB issued its decision on Hydro One Networks’ 2019 transmission rate application, and set the revenue index at 1.4% on a final basis effective May 1, 2019.
In December 2015, the OEB approved B2M LP’s 2015-2019 rates revenue requirements of $39 million, $36 million, $37 million, $38 million and $37 million for the respective years. On November 23, 2018, B2M LP filed a revised 2019 revenue requirement with the OEB using the updated cost of capital parameters. On December 20, 2018, the OEB issued its decision approving the requested 2019 revenue requirement of $33 million, effective January 1, 2019.
HOSSM is under a 10-year deferred rebasing period for years 2017-2026, as approved in the OEB Mergers Acquisitions Amalgamations and Divestitures (MAAD) decision dated October 13, 2016. In July 2018, HOSSM filed a 2019 application for permission to include a revenue cap escalator index, which would allow for inflationary increases to its previously approved revenue requirement. On June 20, 2019, the OEB approved the revenue cap escalator index at 1.1% (net) which was applied to HOSSM's base revenue requirement for 2019, effective February 1, 2019, and also approved the 2019-2026 revenue cap framework.
On September 26, 2019, the OEB approved NRLP’s request to establish a deferral account to record NRLP’s 2019 revenue requirement prior to its inclusion in the Uniform Transmission Rates (UTRs).
Distribution
In March 2017, Hydro One Networks filed an application with the OEB for 2018-2022 distribution rates. On March 7, 2019, the OEB rendered its decision on the distribution rates application. In accordance with the OEB decision, the Company filed its draft rate order reflecting updated revenue requirements of $1,459 million for 2018, $1,498 million for 2019, $1,532 million for 2020, $1,578 million for 2021, and $1,624 million for 2022. On June 11, 2019, the OEB approved the rate order confirming these updated revenue requirements. See Note 12 - Regulatory Assets and Liabilities for additional information.
On March 26, 2019, the Company filed a motion to review and vary the OEB's decision with respect to recovery of pension costs. On December 19, 2019, the OEB affirmed its earlier decision with respect to recovery of the pension costs. See Note 12 - Regulatory Assets and Liabilities for additional information.
On November 5, 2018, Hydro One Remote Communities filed an application with the OEB seeking approval for increased base rates of 1.8% effective May 1, 2019. On March 28, 2019, the OEB issued a decision approving the requested increase.
2.    SIGNIFICANT ACCOUNTING POLICIES
Basis of Consolidation and Presentation
These Consolidated Financial Statements (Consolidated Financial Statements) include the accounts of the Company and its subsidiaries. Inter-company transactions and balances have been eliminated.
On March 25, 2019, the Company filed amended consolidated financial statements as at and for the year ended December 31, 2018 to reflect the impact of the March 7, 2019 decision issued by the OEB relating to the Deferred Tax Asset portion of the OEB's decision on Hydro One Networks' 2017 and 2018 transmission revenue requirement, for which the OEB previously granted a Motion

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HYDRO ONE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2019 and 2018

to Review and Vary. The comparative information in these Consolidated Financial Statements reflects the amended consolidated financial statements as at and for the year ended December 31, 2018.
Basis of Accounting
These Consolidated Financial Statements are prepared and presented in accordance with United States (US) Generally Accepted Accounting Principles (GAAP) and in Canadian dollars.
Use of Management Estimates
The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues, expenses, gains and losses during the reporting periods. Management evaluates these estimates on an ongoing basis based upon historical experience, current conditions, and assumptions believed to be reasonable at the time the assumptions are made, with any adjustments being recognized in results of operations in the period they arise. Significant estimates relate to regulatory assets and regulatory liabilities, environmental liabilities, pension benefits, post-retirement and post-employment benefits, asset retirement obligations, goodwill and asset impairments, contingencies, unbilled revenues, and deferred income tax assets and liabilities. Actual results may differ significantly from these estimates.
Regulatory Accounting
The OEB has the general power to include or exclude revenues, costs, gains or losses in the rates of a specific period, resulting in a change in the timing of accounting recognition from that which would have been applied in an unregulated company. Such change in timing involves the application of rate-regulated accounting, giving rise to the recognition of regulatory assets and liabilities. The Company’s regulatory assets represent amounts receivable from future customers and costs that have been deferred for accounting purposes because it is probable that they will be recovered in future rates. In addition, the Company has recorded regulatory liabilities that generally represent amounts that are refundable to future customers. The Company continually assesses the likelihood of recovery of each of its regulatory assets and continues to believe that it is probable that the OEB will include its regulatory assets and liabilities in setting future rates. If, at some future date, the Company judges that it is no longer probable that the OEB will include a regulatory asset or liability in setting future rates, the appropriate carrying amount would be reflected in results of operations prospectively from the date the Company’s assessment is made, unless the change meets the requirements for a subsequent event adjustment.
Cash and Cash Equivalents
Cash and cash equivalents include cash and short-term investments with an original maturity of three months or less.
Revenue Recognition
Nature of Revenues
Transmission revenues predominantly consist of transmission tariffs, which are collected through OEB-approved UTRs which are applied against the monthly peak demand for electricity across Hydro One's high-voltage network. OEB-approved UTRs are based on an approved revenue requirement that includes a rate of return. The transmission tariffs are designed to recover revenues necessary to support the Company's transmission system with sufficient capacity to accommodate the maximum expected demand which is influenced by weather and economic conditions. Transmission revenues are recognized as electricity is transmitted and delivered to customers.
Distribution revenues attributable to the delivery of electricity are based on OEB-approved distribution rates and are recognized on an accrual basis and include billed and unbilled revenues. Billed revenues are based on electricity delivered as measured from customer meters. At the end of each month, electricity delivered to customers since the date of the last billed meter reading is estimated, and the corresponding unbilled revenue is recorded. The unbilled revenue estimate is affected by energy consumption, weather, and changes in the composition of customer classes.
Revenues also include amounts related to sales of other services and equipment. Such revenue is recognized as services are rendered or as equipment is delivered. Revenues are recorded net of indirect taxes.
Accounts Receivable and Allowance for Doubtful Accounts
The Company early-adopted Accounting Standard Update (ASU) 2016-13 Financial Instruments - Credit Losses (along with related ASUs as disclosed in Note 3 - New Accounting Pronouncements) with a transition date of January 1, 2019 using the modified retrospective method. Upon adoption, there was no material impact to the Consolidated Financial Statements, and no adjustments were made to prior period financial statements.
Billed accounts receivable are recorded at the invoiced amount, net of allowance for doubtful accounts. Unbilled accounts receivable are recorded at their estimated value, net of allowance for doubtful accounts. Overdue amounts related to regulated billings bear interest at OEB-approved rates. The allowance for doubtful accounts reflects the Company’s current lifetime expected credit losses (CECL) for all accounts receivable balances. The Company estimates the CECL by applying internally developed loss rates to all outstanding receivable balances by aging category. Loss rates applied to the accounts receivable balances are based on historical

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HYDRO ONE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2019 and 2018

overdue balances, customer payments and write-offs. Accounts receivable are written-off against the allowance when they are deemed uncollectible. The allowance for doubtful accounts is affected by changes in volume, prices and economic conditions.
Noncontrolling interest
Noncontrolling interest represents the portion of equity ownership in subsidiaries that is not attributable to the shareholder of Hydro One. Noncontrolling interest is initially recorded at fair value and subsequently the amount is adjusted for the proportionate share of net income and other comprehensive income (OCI) attributable to the noncontrolling interest and any dividends or distributions paid to the noncontrolling interest.
If a transaction results in the acquisition of all, or part, of a noncontrolling interest in a subsidiary, the acquisition of the noncontrolling interest is accounted for as an equity transaction. No gain or loss is recognized in consolidated net income or comprehensive income as a result of changes in the noncontrolling interest, unless a change results in the loss of control by the Company.
Income Taxes
Current and deferred income taxes are computed based on the tax rates and tax laws enacted as at the balance sheet date. Tax benefits associated with income tax positions are recorded only when the more-likely-than-not recognition threshold is satisfied and are measured at the largest amount of benefit that has a greater than 50% likelihood of being realized upon settlement. Management evaluates each position based solely on the technical merits and facts and circumstances of the position, assuming the position will be examined by a taxing authority having full knowledge of all relevant information. Significant management judgment is required to determine recognition thresholds and the related amount of tax benefits to be recognized in the Consolidated Financial Statements. Management re-evaluates tax positions each period using new information about recognition or measurement as it becomes available.
Deferred Income Taxes
Deferred income taxes are provided for using the liability method. Under this method, deferred income tax assets and liabilities are recognized on all temporary differences between the tax bases and carrying amounts of assets and liabilities, including the carry forward unused tax credits and tax losses to the extent that it is more-likely-than-not that these deductions, credits, and losses can be utilized. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply in the period when the liability is settled or the asset is realized, based on the tax rates and tax laws that have been enacted as at the balance sheet date. Deferred income taxes that are not included in the rate-setting process are charged or credited to the consolidated statements of operations and comprehensive income.
Management reassesses the deferred income tax assets at each balance sheet date and reduces the amount to the extent that it is more likely than not that the deferred income tax asset will not be realized. Previously unrecognized deferred income tax assets are reassessed at each balance sheet date and are recognized to the extent that it has become more likely than not that the tax benefit will be realized.
The Company recognizes deferred income taxes associated with its regulated operations and records offsetting regulatory assets and liabilities for the deferred income taxes that are expected to be recovered or refunded in future regulated rates charged to customers.
Investment tax credits are recorded as a reduction of the related expenses or income tax expense in the current or future period to the extent it is more likely than not that the credits can be utilized.
Materials and Supplies
Materials and supplies represent consumables, small spare parts and construction materials held for internal construction and maintenance of property, plant and equipment. These assets are carried at average cost less any impairments recorded.
Property, Plant and Equipment
Property, plant and equipment is recorded at original cost, net of customer contributions, and any accumulated impairment losses. The cost of additions, including betterments and replacement asset components, is included on the Consolidated Balance Sheets as property, plant and equipment.
The original cost of property, plant and equipment includes direct materials, direct labour (including employee benefits), contracted services, attributable capitalized financing costs, asset retirement costs, and direct and indirect overheads that are related to the capital project or program. Indirect overheads include a portion of corporate costs such as finance, treasury, human resources, and information technology (IT). Overhead costs, including corporate functions and field services costs, are capitalized on a fully allocated basis, consistent with an OEB-approved methodology.
Property, plant and equipment in service consists of transmission, distribution, communication, administration and service assets and land easements. Property, plant and equipment also includes future use assets, such as land, major components and spare parts, and capitalized project development costs associated with deferred capital projects.

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HYDRO ONE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2019 and 2018

Transmission
Transmission assets include assets used for the transmission of high-voltage electricity, such as transmission lines, support structures, foundations, insulators, connecting hardware and grounding systems, and assets used to step up the voltage of electricity from generating stations for transmission and to step down voltages for distribution, including transformers, circuit breakers and switches.
Distribution
Distribution assets include assets related to the distribution of low-voltage electricity, including lines, poles, switches, transformers, protective devices and metering systems.
Communication
Communication assets include fibre optic and microwave radio systems, optical ground wire, towers, telephone equipment and associated buildings.
Administration and Service
Administration and service assets include administrative buildings, personal computers, transport and work equipment, tools and other minor assets.
Easements
Easements include statutory rights of use for transmission corridors and abutting lands granted under the Reliable Energy and Consumer Protection Act, 2002, as well as other land access rights.
Intangible Assets
Intangible assets separately acquired or internally developed are measured on initial recognition at cost, which comprises purchased software, direct labour (including employee benefits), consulting, engineering, overheads and attributable capitalized financing charges. Following initial recognition, intangible assets are carried at cost, net of any accumulated amortization and accumulated impairment losses. The Company’s intangible assets primarily represent major computer applications.
Capitalized Financing Costs
Capitalized financing costs represent interest costs attributable to the construction of property, plant and equipment or development of intangible assets. The financing cost of attributable borrowed funds is capitalized as part of the acquisition cost of such assets. The capitalized financing costs are a reduction of financing charges recognized in the Consolidated Statements of Operations and Comprehensive Income. Capitalized financing costs are calculated using the Company’s weighted average effective cost of debt.
Construction and Development in Progress
Construction and development in progress consists of the capitalized cost of constructed assets that are not yet complete and which have not yet been placed in service.
Depreciation and Amortization
The cost of property, plant and equipment and intangible assets is depreciated or amortized on a straight-line basis based on the estimated remaining service life of each asset category, except for transport and work equipment, which is depreciated on a declining balance basis.
The Company periodically initiates an external independent review of its property, plant and equipment and intangible asset depreciation and amortization rates, as required by the OEB. Any changes arising from OEB approval of such a review are implemented on a remaining service life basis, consistent with their inclusion in electricity rates. The most recent reviews resulted in changes to rates effective January 1, 2015 and January 1, 2017 for Hydro One Networks’ distribution and transmission businesses, respectively. A summary of average service lives and depreciation and amortization rates for the various classes of assets is included below:

	Average	Rate
	Service Life	Range	Average
Property, plant and equipment:
Transmission	55 years	1% - 3%	2%
Distribution	46 years	1% - 7%	2%
Communication	16 years	1% - 15%	5%
Administration and service	21 years	1% - 20%	5%
Intangible assets	10 years	10%	10%
In accordance with group depreciation practices, the original cost of property, plant and equipment, or major components thereof, and intangible assets that are normally retired, is charged to accumulated depreciation, with no gain or loss being reflected in results

11

HYDRO ONE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2019 and 2018

of operations. Where a disposition of property, plant and equipment occurs through sale, a gain or loss is calculated based on proceeds and such gain or loss is included in depreciation expense.
Acquisitions and Goodwill
The Company accounts for business acquisitions using the acquisition method of accounting and, accordingly, the assets and liabilities of the acquired entities are primarily measured at their estimated fair value at the date of acquisition. Costs associated with pending acquisitions are expensed as incurred. Goodwill represents the cost of acquired companies that is in excess of the fair value of the net identifiable assets acquired at the acquisition date. Goodwill is not included in rate base.
Goodwill is evaluated for impairment on an annual basis, or more frequently if circumstances require. The Company performs a qualitative assessment to determine whether it is more likely than not that the fair value of the applicable reporting unit is less than its carrying amount. If the Company determines, as a result of its qualitative assessment, that it is not more likely than not that the fair value of the applicable reporting unit is less than its carrying amount, no further testing is required. If the Company determines, as a result of its qualitative assessment, that it is more likely than not that the fair value of the applicable reporting unit is less than its carrying amount, a goodwill impairment assessment is performed using a two-step, fair value-based test. The first step compares the fair value of the applicable reporting unit to its carrying amount, including goodwill. If the carrying amount of the applicable reporting unit exceeds its fair value, a second step is performed. The second step requires an allocation of fair value to the individual assets and liabilities using purchase price allocation in order to determine the implied fair value of goodwill. If the implied fair value of goodwill is less than the carrying amount, an impairment loss is recorded as a reduction to goodwill and as a charge to results of operations.
Based on assessment performed as at September 30, 2019, the Company has concluded that goodwill was not impaired at December 31, 2019.
Long-Lived Asset Impairment
When circumstances indicate the carrying value of long-lived assets may not be recoverable, the Company evaluates whether the carrying value of such assets, excluding goodwill, has been impaired. For such long-lived assets, the Company evaluates whether impairment may exist by estimating future estimated undiscounted cash flows expected to result from the use and eventual disposition of the asset. When alternative courses of action to recover the carrying amount of a long-lived asset are under consideration, a probability-weighted approach is used to develop estimates of future undiscounted cash flows. If the carrying value of the long-lived asset is not recoverable based on the estimated future undiscounted cash flows, an impairment loss is recorded, measured as the excess of the carrying value of the asset over its fair value. As a result, the asset’s carrying value is adjusted to its estimated fair value.
Within its regulated business, the carrying costs of most of Hydro One’s long-lived assets are included in rate base where they earn an OEB-approved rate of return. Asset carrying values and the related return are recovered through approved rates. As a result, such assets are only tested for impairment in the event that the OEB disallows recovery, in whole or in part, or if such a disallowance is judged to be probable. As at December 31, 2019 and 2018, no asset impairment had been recorded.
Costs of Arranging Debt Financing
For financial liabilities classified as other than held-for-trading, the Company defers the external transaction costs related to obtaining financing and presents such amounts net of related debt on the Consolidated Balance Sheets. Deferred issuance costs are amortized over the contractual life of the related debt on an effective-interest basis and the amortization is included within financing charges in the Consolidated Statements of Operations and Comprehensive Income. Transaction costs for items classified as held-for-trading are expensed immediately.
Comprehensive Income
Comprehensive income is comprised of net income and OCI. Hydro One presents net income and OCI in a single continuous Consolidated Statement of Operations and Comprehensive Income.
Financial Assets and Liabilities
All financial assets and liabilities are classified into one of the following five categories: held-to-maturity; loans and receivables; held-for-trading; other liabilities; or available-for-sale. Financial assets and liabilities classified as held-for-trading are measured at fair value. All other financial assets and liabilities are measured at amortized cost, except accounts receivable and amounts due from related parties, which are measured at the lower of cost or fair value. Accounts receivable and amounts due from related parties are classified as loans and receivables. The Company considers the carrying amounts of accounts receivable and amounts due from related parties to be reasonable estimates of fair value because of the short time to maturity of these instruments. The Company estimates the CECL for all accounts receivable balances, which are recognized as adjustments to the allowance for doubtful accounts. Accounts receivable are written-off against the allowance when they are deemed uncollectible. All financial instrument transactions are recorded at trade date.

12

HYDRO ONE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2019 and 2018

The Company determines the classification of its financial assets and liabilities at the date of initial recognition. The Company designates certain of its financial assets and liabilities to be held at fair value, when it is consistent with the Company’s risk management policy disclosed in Note 17 - Fair Value of Financial Instruments and Risk Management.
Derivative Instruments and Hedge Accounting
The Company closely monitors the risks associated with changes in interest rates on its operations and, where appropriate, uses various instruments to hedge these risks. Certain of these derivative instruments qualify for hedge accounting and are designated as accounting hedges, while others either do not qualify as hedges or have not been designated as hedges (hereinafter referred to as undesignated contracts) as they are part of economic hedging relationships.
The accounting guidance for derivative instruments requires the recognition of all derivative instruments not identified as meeting the normal purchase and sale exemption as either assets or liabilities recorded at fair value on the consolidated balance sheets. For derivative instruments that qualify for hedge accounting, the Company may elect to designate such derivative instruments as either cash flow hedges or fair value hedges. The Company offsets fair value amounts recognized on its consolidated balance sheets related to derivative instruments executed with the same counterparty under the same master netting agreement.
For derivative instruments that qualify for hedge accounting and which are designated as cash flow hedges, any unrealized gain or loss, net of tax, is recorded as a component of accumulated OCI (AOCI). Amounts in AOCI are reclassified to results of operations in the same period or periods during which the hedged transaction affects results of operations and presented in the same line item as the earnings effect of the hedged item. Any gains or losses on the derivative instrument that represent hedge components excluded from the assessment of effectiveness are recognized in the same line item of the consolidated statements of operations as the hedged item. For fair value hedges, changes in fair value of both the derivative instrument and the underlying hedged exposure are recognized in the consolidated statements of operations and comprehensive income in the current period. The gain or loss on the derivative instrument is included in the same line item as the offsetting gain or loss on the hedged item in the consolidated statements of operations and comprehensive income. The changes in fair value of the undesignated derivative instruments are reflected in results of operations.
Embedded derivative instruments are separated from their host contracts and are carried at fair value on the consolidated balance sheets when: (a) the economic characteristics and risks of the embedded derivative are not clearly and closely related to the economic characteristics and risks of the host contract; (b) the hybrid instrument is not measured at fair value, with changes in fair value recognized in results of operations each period; and (c) the embedded derivative itself meets the definition of a derivative. The Company does not engage in derivative trading or speculative activities and had no embedded derivatives that required bifurcation at December 31, 2019 or 2018.
Hydro One periodically develops hedging strategies taking into account risk management objectives. At the inception of a hedging relationship where the Company has elected to apply hedge accounting, Hydro One formally documents the relationship between the hedged item and the hedging instrument, the related risk management objective, the nature of the specific risk exposure being hedged, and the method for assessing the effectiveness of the hedging relationship. The Company also assesses, both at the inception of the hedge and on a quarterly basis, whether the hedging instruments are effective in offsetting changes in fair values or cash flows of the hedged items.
Employee Future Benefits
Employee future benefits provided by Hydro One include pension, post-retirement and post-employment benefits. The costs of the Company’s pension, post-retirement and post-employment benefit plans are recorded over the periods during which employees render service.
The Company recognizes the funded status of its defined benefit pension, post-retirement and post-employment plans on its consolidated balance sheets and subsequently recognizes the changes in funded status at the end of each reporting year. Defined benefit pension, post-retirement and post-employment plans are considered to be underfunded when the projected benefit obligation (PBO) exceeds the fair value of the plan assets. Liabilities are recognized on the consolidated balance sheets for any net underfunded PBO. The net underfunded PBO may be disclosed as a current liability, long-term liability, or both. The current portion is the amount by which the actuarial present value of benefits included in the benefit obligation payable in the next 12 months exceeds the fair value of plan assets. If the fair value of plan assets exceeds the PBO of the plan, an asset is recognized equal to the net overfunded PBO. The post-retirement and post-employment benefit plans are unfunded because there are no related plan assets.
Hydro One recognizes its contributions to the defined contribution pension plan (DC Plan) as pension expense, with a portion being capitalized as part of labour costs included in capital expenditures. The expensed amount is included in operation, maintenance and administration (OM&A) costs in the consolidated statements of operations and comprehensive income.
Defined Benefit Pension
Defined benefit pension costs are recorded on an accrual basis for financial reporting purposes. Pension costs are actuarially determined using the projected benefit method prorated on service and are based on assumptions that reflect management’s best estimate of the effect of future events, including future compensation increases. Past service costs from plan amendments and all actuarial gains and losses are amortized on a straight-line basis over the expected average remaining service period of active

13

HYDRO ONE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2019 and 2018

employees in the plan, and over the estimated remaining life expectancy of inactive employees in the plan. Pension plan assets, consisting primarily of listed equity securities, corporate and government debt securities as well as private real estate and private infrastructure investments, are recorded at fair value at the end of each year. Hydro One records a regulatory asset equal to the net underfunded PBO for its pension plan. Defined benefit pension costs are attributed to labour costs on a cash basis and a portion directly related to acquisition and development of capital assets is capitalized as part of the cost of property, plant and equipment and intangible assets. The remaining defined benefit pension costs are charged to results of operations (OM&A costs).
Post-retirement and Post-employment Benefits
Post-retirement and post-employment benefits are recorded and included in rates on an accrual basis. Costs are determined by independent actuaries using the projected benefit method prorated on service and based on assumptions that reflect management’s best estimates. Past service costs from plan amendments are amortized to results of operations based on the expected average remaining service period.
For post-retirement benefits, all actuarial gains or losses are deferred using the “corridor” approach. The amount calculated above the “corridor” is amortized to results of operations on a straight-line basis over the expected average remaining service life of active employees in the plan and over the remaining life expectancy of inactive employees in the plan. The post-retirement benefit obligation is remeasured to its fair value at each year end based on an annual actuarial report, with an offset to the associated regulatory asset, to the extent of the remeasurement adjustment.
For post-employment obligations, the associated regulatory liabilities representing actuarial gains on transition to US GAAP are amortized to results of operations based on the “corridor” approach. The actuarial gains and losses on post-employment obligations that are incurred during the year are recognized immediately to results of operations. The post-employment benefit obligation is remeasured to its fair value at each year end based on an annual actuarial report, with an offset to the associated regulatory asset, to the extent of the remeasurement adjustment.
All post-retirement and post-employment benefit costs are attributed to labour costs and are either charged to results of operations (OM&A costs) or capitalized as part of the cost of property, plant and equipment and intangible assets for service cost component and to regulatory assets for all other components of the benefit costs, consistent with their inclusion in OEB-approved rates.
Stock-Based Compensation
Share Grant Plans
Hydro One measures share grant plans based on fair value of share grants as estimated based on Hydro One Limited grant date common share price. The costs are recognized in the financial statements using the graded-vesting attribution method for share grant plans that have both a performance condition and a service condition. The Company records a regulatory asset equal to the accrued costs of share grant plans recognized in each period. Costs are transferred from the regulatory asset to labour costs at the time the share grants vest and are issued, and are recovered in rates. Forfeitures are recognized as they occur.
Deferred Share Unit (DSU) Plans
The Company records the liabilities associated with its Directors’ and Management DSU Plans at fair value at each reporting date until settlement, recognizing compensation expense over the vesting period on a straight-line basis. The fair value of the DSU liability is based on the Hydro One Limited common share closing price at the end of each reporting period.
Long-term Incentive Plan (LTIP)
The Company measures the awards issued under Hydro One Limited's LTIP, at fair value based on Hydro One Limited grant date common share price. The related compensation expense is recognized over the vesting period on a straight-line basis. Forfeitures are recognized as they occur.
Loss Contingencies
Hydro One is involved in certain legal and environmental matters that arise in the normal course of business. In the preparation of its Consolidated Financial Statements, management makes judgments regarding the future outcome of contingent events and records a loss for a contingency based on its best estimate when it is determined that such loss is probable and the amount of the loss can be reasonably estimated. Where the loss amount is recoverable in future rates, a regulatory asset is also recorded. When a range estimate for the probable loss exists and no amount within the range is a better estimate than any other amount, the Company records a loss at the minimum amount within the range.
Management regularly reviews current information available to determine whether recorded provisions should be adjusted and whether new provisions are required. Estimating probable losses may require analysis of multiple forecasts and scenarios that often depend on judgments about potential actions by third parties, such as federal, provincial and local courts or regulators. Contingent liabilities are often resolved over long periods of time. Amounts recorded in the Consolidated Financial Statements may differ from the actual outcome once the contingency is resolved. Such differences could have a material impact on future results of operations, financial position and cash flows of the Company.

14

HYDRO ONE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2019 and 2018

Provisions are based upon current estimates and are subject to greater uncertainty where the projection period is lengthy. A significant upward or downward trend in the number of claims filed, the nature of the alleged injuries, and the average cost of resolving each claim could change the estimated provision, as could any substantial adverse or favourable verdict at trial. A federal or provincial legislative outcome or structured settlement could also change the estimated liability. Legal fees are expensed as incurred.
Environmental Liabilities
Environmental liabilities are recorded in respect of past contamination when it is determined that future environmental remediation expenditures are probable under existing statute or regulation and the amount of the future expenditures can be reasonably estimated. Hydro One records a liability for the estimated future expenditures associated with contaminated land assessment and remediation (LAR) and for the phase-out and destruction of polychlorinated biphenyl (PCB)-contaminated mineral oil removed from electrical equipment, based on the present value of these estimated future expenditures. The Company determines the present value with a discount rate that produces an amount at which the environmental liabilities could be settled in an arm’s length transaction with a third party. As the Company anticipates that the future expenditures will continue to be recoverable in future rates, an offsetting regulatory asset has been recorded to reflect the future recovery of these environmental expenditures from customers. Hydro One reviews its estimates of future environmental expenditures annually, or more frequently if there are indications that circumstances have changed.
Asset Retirement Obligations
Asset retirement obligations are recorded for legal obligations associated with the future removal and disposal of long-lived assets. Such obligations may result from the acquisition, construction, development and/or normal use of the asset. Conditional asset retirement obligations are recorded when there is a legal obligation to perform a future asset retirement activity but where the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the Company. In such a case, the obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and/or method of settlement. This uncertainty is incorporated in the fair value measurement of the obligation.
When recording an asset retirement obligation, the present value of the estimated future expenditures required to complete the asset retirement activity is recorded in the period in which the obligation is incurred, if a reasonable estimate can be made. In general, the present value of the estimated future expenditures is added to the carrying amount of the associated asset and the resulting asset retirement cost is depreciated over the estimated useful life of the asset. The present value is    determined with a discount rate that equates to the Company’s credit-adjusted risk-free rate. Where an asset is no longer in service when an asset retirement obligation is recorded, the asset retirement cost is recorded in results of operations.
Some of the Company’s transmission and distribution assets, particularly those located on unowned easements and rights-of-way, may have asset retirement obligations, conditional or otherwise. The majority of the Company’s easements and rights-of-way are either of perpetual duration or are automatically renewed annually. Land rights with finite terms are generally subject to extension or renewal. As the Company expects to use the majority of its facilities in perpetuity, no asset retirement obligations have been recorded for these assets. If, at some future date, a particular facility is shown not to meet the perpetuity assumption, it will be reviewed to determine whether an estimable asset retirement obligation exists. In such a case, an asset retirement obligation would be recorded at that time.
The Company’s asset retirement obligations recorded to date relate to estimated future expenditures associated with the removal and disposal of asbestos-containing materials installed in some of its facilities.
Leases
Effective January 1, 2019, the Company adopted Accounting Standards Codification (ASC) 842 - Leases using the modified retrospective transition approach using the effective date of January 1, 2019, as its date of initial application. In the Company's transition to ASC 842, the Company elected the package of practical expedients and the land easement practical expedient. As a result, a Right-of-Use (ROU) asset and a corresponding lease obligation of approximately $24 million was recognized on the Consolidated Balance Sheet at January 1, 2019, and no adjustments were made to prior period financial statement amounts. There was no material impact to the Consolidated Statement of Operations and Comprehensive Income. On adoption, the Company did not identify any finance leases.
At the commencement date of a lease, the minimum lease payments are discounted and recognized as a lease obligation. Discount rates used correspond to the Company's incremental borrowing rates. Renewal options are assessed for their likelihood of being exercised and are included in the measurement of the lease obligation when it is reasonably certain they will be exercised. The Company does not recognize leases with a term of less than 12 months. A corresponding ROU asset is recognized at the commencement date of a lease. The ROU asset is measured as the lease obligation adjusted for any lease payments made and/or any lease incentives and initial direct costs incurred. ROU assets are included in other long-term assets, and corresponding lease obligations are included in other current liabilities and other long-term liabilities on the Consolidated Balance Sheets.
Subsequent to the commencement date, the lease expense recognized at each reporting period is the total remaining lease payments over the remaining lease term. Lease obligations are measured as the present value of the remaining unpaid lease payments using the discount rate established at commencement date. The amortization of the ROU assets are calculated as the difference between

15

HYDRO ONE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2019 and 2018

the lease expense and the accretion of interest, which is calculated on the effective interest method. Lease modifications and impairments are assessed at each reporting period to assess the need for a re-measurement of the lease obligations or ROU assets.
3.    NEW ACCOUNTING PRONOUNCEMENTS
The following tables present ASCs and ASUs issued by the Financial Accounting Standards Board that are applicable to Hydro One:
Recently Adopted Accounting Guidance

Guidance	Date issued	Description	Effective date	Impact on Hydro One
ASC 842	February 2016 - January 2019
Lessees are required to recognize the rights and obligations resulting from operating leases as assets (right to use the underlying asset for the term of the lease) and liabilities (obligation to make future lease payments) on the balance sheet.
January 1, 2019
Hydro One adopted ASC 842 on January 1, 2019 using the modified retrospective transition approach using the effective date of January 1, 2019 as its date of initial application. See Note 2 to the Consolidated Financial Statements for impact of adoption. The Company has included the disclosure requirements of ASC 842 in Note 22 to the Consolidated Financial Statements.

ASU 2017-12	August 2017
Amendments will better align an entity's risk management activities and financial reporting for hedging relationships through changes to both the designation and measurement guidance for qualifying hedging relationships and presentation of hedge results.
			January 1, 2019	No impact upon adoption
ASU 2018-07	June 2018
Expansion in the scope of ASC 718 to include share-based payment transactions for acquiring goods and services from non-employees. Previously, ASC 718 was only applicable to share-based payment transactions for acquiring goods and services from employees.
			January 1, 2019	No impact upon adoption
ASU 2018-15	August 2018
The amendment aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. The accounting for the service element of a hosting arrangement is not affected by the amendment.
			January 1, 2019	Hydro One early-adopted this ASU with a transition date of January 1, 2019. The ASU was applied prospectively and there was no material impact upon adoption.
ASU 2016-13 2018-19 2019-04 2019-05 2019-11	June 2016 - November 2019
The amendments provide users with more decision-useful information about the expected credit losses on financial instruments and other commitments to extend credit held by a reporting entity at each reporting date.
January 1, 2019
Hydro One early-adopted these ASUs with a transition date of January 1, 2019 using the modified retrospective transition approach. See Note 2 to the Consolidated Financial Statements for impact of adoption.

16

HYDRO ONE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2019 and 2018

Recently Issued Accounting Guidance Not Yet Adopted

Guidance	Date issued	Description	Effective date	Anticipated impact on Hydro One
ASU 2017-04	January 2017	The amendment removes the second step of the current two-step goodwill impairment test to simplify the process of testing goodwill.	January 1, 2020	No impact upon adoption
ASU 2018-13	August 2018	Disclosure requirements on fair value measurements in ASC 820 are modified to improve the effectiveness of disclosures in financial statement notes.	January 1, 2020	No impact upon adoption
ASU 2018-14	August 2018
Disclosure requirements related to single-employer defined benefit pension or other post-retirement benefit plans are added, removed or clarified to improve the effectiveness of disclosures in financial statement notes.
			January 1, 2021	Under assessment
ASU 2019-01	March 2019
This amendment carries forward the exemption previously provided under ASC 840 relating to the determination of the fair value of underlying assets by lessors that are not manufacturers or dealers. It also provides for clarification on cash-flow presentation of sales-type and financing leases and clarifies that transition disclosures under Topic 250 are not applicable in the adoption of ASC 842.
			January 1, 2020	No impact upon adoption
ASU 2019-12	December 2019
The amendments simplify the accounting for income taxes by removing certain exceptions to the general principles and improving consistent application of Topic 740 by clarifying and amending existing guidance.
			January 1, 2021	Under assessment
ASU 2020-01	January 2020
The amendments clarify the interaction of the accounting for equity securities under Topic 321, investments under the equity method of accounting in Topic 323 and the accounting for certain forward contracts and purchased options accounted for under Topic 815.
			January 1, 2021	Under assessment
4.    BUSINESS COMBINATIONS
NRLP
In 2018, Hydro One entered into an agreement with the First Nations Partners, wherein a noncontrolling equity interest in Hydro One’s limited partnership, NRLP, would be made available for purchase at fair value by the First Nations Partners. On September 19, 2018, NRLP was formed to own a new 230 kV transmission line (Niagara Line) in the Niagara region. The Niagara Line enables generators in the Niagara area to connect to the load centres of the Greater Toronto and Hamilton areas. Hydro One Networks maintains and operates the Niagara Line in accordance with an operation and management services agreement. On September 12, 2019, the OEB granted NRLP a transmission licence and granted Hydro One Networks leave to sell the applicable Niagara Line assets to NRLP.
On September 18, 2019, the applicable Niagara Line assets were transferred from Hydro One Networks to NRLP for $119 million and operation of the line was contracted to Hydro One Networks. This transfer was financed with 60% debt ($71 million) and 40% equity ($48 million). The cash payment of $71 million was financed by debt sourced by NRLP from a Hydro One subsidiary, and the $48 million equity comprised partnership units issued by NRLP to Hydro One Networks. Subsequently, on the same date, Hydro One Networks sold to the Six Nations of the Grand River Development Corporation and to the Mississaugas of the Credit First Nation, through a trust, a 25.0% and 0.1%, respectively, equity interest in NRLP for total consideration of $12 million, representing the fair value of the equity interest acquired.
NRLP is fully consolidated in these Consolidated Financial Statements as it is controlled by Hydro One. The First Nations Partners' 25.1% noncontrolling interest in NRLP is classified within equity. Net income attributable to the First Nations Partners' noncontrolling interest for the period from September 18, 2019 to December 31, 2019 was not significant. See Note 27 - Noncontrolling Interest for additional information.
In addition, the Mississaugas of the Credit First Nation had an option to purchase an additional 19.9% equity interest in NRLP from Hydro One Networks at a price based on the value of the Niagara Line assets on the date of closing, subject to certain conditions. On December 31, 2019, the Mississaugas of the Credit First Nation exercised the option. The transaction closed on January 31, 2020. See Note 33 - Subsequent Events for additional information.

17

HYDRO ONE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2019 and 2018

Orillia Power Purchase Agreement
In August 2016, the Company reached an agreement to acquire Orillia Power Distribution Corporation (Orillia Power), an electricity distribution company located in Simcoe County, Ontario, from the City of Orillia for approximately $41 million, including the assumption of approximately $15 million in outstanding indebtedness and regulatory liabilities, subject to closing adjustments and regulatory approval by the OEB. In 2016, Hydro One filed an application with the OEB to acquire Orillia Power, which was denied by the OEB in April 2018. In September 2018, Hydro One filed a new application with the OEB for approval to acquire Orillia Power. An OEB oral hearing was held on December 2-3, 2019. A decision by the OEB is pending.
Peterborough Distribution Purchase Agreement
In July 2018, Hydro One reached an agreement to acquire the business and distribution assets of Peterborough Distribution Inc., an electricity distribution company located in east central Ontario, from the City of Peterborough for approximately $105 million. The acquisition is conditional upon the satisfaction of customary closing conditions and approval by the OEB and the Competition Bureau. In October 2018, the Company filed an application with the OEB for approval of the acquisition. In November 2018, the Competition Bureau issued no action letter, meaning that transaction can proceed from the Competition Bureau’s position. An OEB oral hearing was held on December 2-3, 2019. A decision by the OEB is pending.
5.     DEPRECIATION, AMORTIZATION AND ASSET REMOVAL COSTS

Year ended December 31 (millions of dollars)	2019	2018
Depreciation of property, plant and equipment	664	647
Amortization of intangible assets	81	71
Amortization of regulatory assets	25	22
Depreciation and amortization	770	740
Asset removal costs	101	90
	871	830
6.    FINANCING CHARGES

Year ended December 31 (millions of dollars)	2019	2018
Interest on long-term debt	479	447
Interest on short-term notes	18	14
Other	18	17
Less: Interest capitalized on construction and development in progress	(48)	(53)
Interest earned on cash and cash equivalents	(7)	(7)
	460	418

18

HYDRO ONE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2019 and 2018

7.    INCOME TAXES
As a rate regulated utility company, the Company’s effective tax rate excludes temporary differences that are recoverable in future rates charged to customers. Income tax expense differs from the amount that would have been recorded using the combined Canadian federal and Ontario statutory income tax rate. The reconciliation between the statutory and the effective tax rates is provided as follows:

Year ended December 31 (millions of dollars)	2019	2018

Income before income tax expense	1,009	908
Income tax expense at statutory rate of 26.5% (2018 - 26.5%)	267	241

Increase (decrease) resulting from:
Net temporary differences recoverable in future rates charged to customers:
Capital cost allowance in excess of depreciation and amortization[1]	(105)	(68)
Impact of tax deductions from deferred tax asset sharing[2]	(60)	(68)
Overheads capitalized for accounting but deducted for tax purposes	(21)	(20)
Interest capitalized for accounting but deducted for tax purposes	(13)	(14)
Pension and post-retirement benefit contributions in excess of pension expense	(11)	(11)
Environmental expenditures	(7)	(6)
Other	1	(9)
Net temporary differences	(216)	(196)
Net permanent differences	—	3
Write-off of unregulated deferred income tax asset (Note 12)	—	885
Total income tax expense	51	933

Effective income tax rate	5.1%	102.8%
1 Included in current period’s amount is the accelerated tax depreciation of up to three times the first-year rate for certain eligible capital investments acquired after November 20, 2018 and placed in-service before January 1, 2028, as introduced in the 2019 federal and Ontario budgets and enacted in the second quarter of 2019.
2 Impact of tax deductions from deferred tax sharing represents the OEB’s prescribed allocation to ratepayers of the net deferred tax asset that originated from the transition from the payments in lieu of tax regime under the Electricity Act, 1998 (Ontario) to tax payments under the federal and provincial tax regime.
The major components of income tax expense are as follows:

Year ended December 31 (millions of dollars)	2019	2018
Current income tax expense	28	24
Deferred income tax expense	23	909
Total income tax expense	51	933

19

HYDRO ONE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2019 and 2018

Deferred Income Tax Assets and Liabilities
Deferred income tax assets and liabilities that are expected to be included in the rate-setting process are offset by regulatory assets and liabilities to reflect the anticipated recovery or disposition of these balances within future electricity rates. Deferred income tax assets and liabilities arise from differences between the tax basis and the carrying amounts of the assets and liabilities. At December 31, 2019 and 2018, deferred income tax assets and liabilities consisted of the following:

December 31 (millions of dollars)	2019	2018
Deferred income tax assets
Post-retirement and post-employment benefits expense in excess of cash payments	633	523
Non-depreciable capital property	271	271
Non-capital losses	288	263
Pension obligations	405	197
Investment in subsidiaries	95	86
Tax credit carryforwards	92	71
Environmental expenditures	51	59
Depreciation and amortization in excess of capital cost allowance	4	5
Other	18	24
	1,857	1,499
Less: valuation allowance	(375)	(366)
Total deferred income tax assets	1,482	1,133

Deferred income tax liabilities
Capital cost allowance in excess of depreciation and amortization	377	9
Regulatory amounts that are not recognized for tax purposes	495	188
Goodwill	10	10
Other	18	17
Total deferred income tax liabilities	900	224

Net deferred income tax assets	582	909
The net deferred income tax assets are presented on the Consolidated Balance Sheets as follows:

December 31 (millions of dollars)	2019	2018
Long-term:
Deferred income tax assets	643	964
Deferred income tax liabilities	(61)	(55)
Net deferred income tax assets	582	909
The valuation allowance for deferred tax assets as at December 31, 2019 was $375 million (2018 - $366 million). The valuation allowance primarily relates to temporary differences for non-depreciable assets and investments in subsidiaries. As of December 31, 2019 and 2018, the Company had non-capital losses carried forward available to reduce future years’ taxable income, which expire as follows:

Year of expiry (millions of dollars)	2019	2018
2034	2	2
2035	220	220
2036	549	549
2037	121	121
2038	5	99
2039	187	—
Total losses	1,084	991
8.    ACCOUNTS RECEIVABLE

December 31 (millions of dollars)	2019	2018
Accounts receivable - billed	330	289
Accounts receivable - unbilled	391	357
Accounts receivable, gross	721	646
Allowance for doubtful accounts	(22)	(21)
Accounts receivable, net	699	625

20

HYDRO ONE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2019 and 2018

The following table shows the movements in the allowance for doubtful accounts for the years ended December 31, 2019 and 2018:

Year ended December 31 (millions of dollars)	2019	2018
Allowance for doubtful accounts - beginning	(21)	(29)
Write-offs	18	25
Additions to allowance for doubtful accounts	(19)	(17)
Allowance for doubtful accounts - ending	(22)	(21)
9.     OTHER CURRENT ASSETS

December 31 (millions of dollars)	2019	2018
Regulatory assets (Note 12)	52	42
Prepaid expenses and other assets	41	37
Materials and supplies	21	20
	114	99
10.    PROPERTY, PLANT AND EQUIPMENT

December 31, 2019 (millions of dollars)	Property, Plant and Equipment	Accumulated Depreciation	Construction in Progress	Total
Transmission	17,454	5,714	711	12,451
Distribution	10,991	3,747	85	7,329
Communication	1,151	876	38	313
Administration and service	1,617	931	53	739
Easements	663	77	—	586
	31,876	11,345	887	21,418

December 31, 2018 (millions of dollars)	Property, Plant and Equipment	Accumulated Depreciation	Construction in Progress	Total
Transmission	16,559	5,449	766	11,876
Distribution	10,580	3,561	75	7,094
Communication	1,121	804	33	350
Administration and service	1,548	893	58	713
Easements	647	75	—	572
	30,455	10,782	932	20,605
Financing charges capitalized on property, plant and equipment under construction were $45 million in 2019 (2018 - $51 million).
11.    INTANGIBLE ASSETS

December 31, 2019 (millions of dollars)	Intangible Assets	Accumulated Amortization	Development in Progress	Total
Computer applications software	912	512	55	455
Other	5	5	—	—
	917	517	55	455

December 31, 2018 (millions of dollars)	Intangible Assets	Accumulated Amortization	Development in Progress	Total
Computer applications software	790	440	59	409
Other	5	5	—	—
	795	445	59	409
Financing charges capitalized to intangible assets under development were $3 million in 2019 (2018 - $2 million). The estimated annual amortization expense for intangible assets is as follows: 2020 - $63 million; 2021 - $61 million; 2022 - $58 million; 2023 - $48 million; and 2024 - $37 million.

21

HYDRO ONE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2019 and 2018

12.    REGULATORY ASSETS AND LIABILITIES
Regulatory assets and liabilities arise as a result of the rate-setting process. Hydro One has recorded the following regulatory assets and liabilities:

December 31 (millions of dollars)	2019	2018
Regulatory assets:
Deferred income tax regulatory asset	1,128	908
Pension benefit regulatory asset	1,125	547
Environmental	141	165
Post-retirement and post-employment benefits	105	—
Post-retirement and post-employment benefits - non-service cost	77	39
Foregone revenue deferral	67	—
Stock-based compensation	42	43
Debt premium	17	22
Distribution system code exemption	—	10
Other	26	29
Total regulatory assets	2,728	1,763
Less: current portion	(52)	(42)
	2,676	1,721

Regulatory liabilities:
Tax rule changes variance	44	5
Distribution rate riders	42	6
Pension cost differential	31	55
Green energy expenditure variance	31	52
Retail settlement variance account	23	39
Earnings sharing mechanism deferral	21	—
External revenue variance	6	26
Deferred income tax regulatory liability	5	86
Post-retirement and post-employment benefits	—	130
Other	9	18
Total regulatory liabilities	212	417
Less: current portion	(45)	(91)
	167	326
Deferred Income Tax Regulatory Asset and Liability
Deferred income taxes are recognized on temporary differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable income. The Company has recognized regulatory assets and liabilities that correspond to deferred income taxes that flow through the rate-setting process. In the absence of rate-regulated accounting, the Company’s income tax expense would have been recognized using the liability method and there would be no regulatory accounts established for taxes to be recovered through future rates. As a result, the 2019 income tax expense would have been higher by approximately $221 million (2018 - lower by $686 million).
On September 28, 2017, the OEB issued its decision and order on Hydro One Networks' 2017 and 2018 transmission rates revenue requirements (Original Decision). In its Original Decision, the OEB concluded that the net deferred tax asset resulting from transition from the payments in lieu of tax regime under the Electricity Act, 1998 (Ontario) to tax payments under the federal and provincial tax regime should not accrue entirely to Hydro One Limited shareholders and that a portion should be shared with ratepayers. On November 9, 2017, the OEB issued a decision and order that calculated the portion of the tax savings that should be shared with ratepayers. The OEB's calculation would result in an impairment of a portion of both Hydro One Networks' transmission and distribution deferred income tax regulatory asset. In October 2017, the Company filed a Motion to Review and Vary (Motion) the Original Decision and filed an appeal with the Ontario Divisional Court (Appeal). In both cases, the Company's position was that the OEB made errors of fact and law in its determination of allocation of the tax savings between the shareholders and ratepayers. On December 19, 2017, the OEB granted a hearing of the merits of the Motion which was held on February 12, 2018. On August 31, 2018, the OEB granted the Motion and returned the portion of the Original Decision relating to the deferred tax asset to an OEB panel for reconsideration.
On March 7, 2019, the OEB issued its reconsideration decision and concluded that their Original Decision was reasonable and should be upheld. Also, on March 7, 2019 the OEB issued its decision for Hydro One Networks’ 2018-2022 distribution rates, in which it directed the Company to apply the Original Decision to Hydro One Networks’ distribution rates. As a result, as at December 31, 2018, the Company recognized an impairment charge of Hydro One Networks' distribution deferred income tax regulatory asset of $474 million and Hydro One Networks' transmission deferred income tax regulatory asset of $558 million, an increase in deferred

22

HYDRO ONE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2019 and 2018

income tax regulatory liability of $81 million, and a decrease in the foregone revenue deferral regulatory asset of $68 million. The regulatory balances relating to deferred tax asset sharing will continue to decrease as the tax savings are shared with ratepayers. Notwithstanding the recognition of the effects of the decision in the financial statements, on April 5, 2019, the Company filed an appeal with the Ontario Divisional Court with respect to the OEB's deferred tax benefit decision. The appeal was heard on November 21, 2019 and a decision is pending.
Pension Benefit Regulatory Asset
In accordance with OEB rate orders, pension costs are recovered on a cash basis as employer contributions are paid to the pension fund in accordance with the Pension Benefits Act (Ontario). The Company recognizes the net unfunded status of pension obligations on the Consolidated Balance Sheets with an offset to the associated regulatory asset. A regulatory asset is recognized because management considers it to be probable that pension benefit costs will be recovered in the future through the rate-setting process. The pension benefit obligation is remeasured to the present value of the actuarially determined benefit obligation at each year end based on an annual actuarial report, with an offset to the associated regulatory asset, to the extent of the remeasurement adjustment. In the absence of rate-regulated accounting, OCI would have been lower by $597 million (2018 - higher by $435 million) and OM&A expenses would have been lower by $20 million (2018 - higher by $1 million).
Environmental
Hydro One records a liability for the estimated future expenditures required to remediate environmental contamination. A regulatory asset is recognized because management considers it to be probable environmental expenditures will be recovered in the future through the rate-setting process. The Company has recorded an equivalent amount as a regulatory asset. In 2019, the environmental regulatory asset decreased by $3 million (2018 - $15 million)to reflect related changes in the Company’s PCB and LAR environmental liabilities. The environmental regulatory asset is amortized to results of operations based on the pattern of actual expenditures incurred and charged to environmental liabilities. The OEB has the discretion to examine and assess the prudency and the timing of recovery of all of Hydro One’s actual environmental expenditures. In the absence of rate-regulated accounting, 2019 OM&A expenses would have been lower by $3 million (2018 - $15 million). In addition, 2019 amortization expense would have been lower by $25 million (2018 - $22 million), and 2019 financing charges would have been higher by $4 million (2018 - $6 million).
Post-Retirement and Post-Employment Benefits
In accordance with OEB rate orders, post-retirement and post-employment benefits costs are recovered on an accrual basis. The Company recognizes the net unfunded status of post-retirement and post-employment obligations on the Consolidated Balance Sheets with an incremental offset to the associated regulatory assets. A regulatory asset is recognized because management considers it to be probable that post-retirement and post-employment benefit costs will be recovered in the future through the rate-setting process. The post-retirement and post-employment benefit obligation is remeasured to the present value of the actuarially determined benefit obligation at each year end based on an annual actuarial report, with an offset to the associated regulatory asset or liability as the case may be, to the extent of the remeasurement adjustment. In the absence of rate-regulated accounting, 2019 OCI would have been lower by $235 million (2018 - higher by $166 million).
Post-Retirement and Post-Employment Benefits - Non-Service Cost
Hydro One applied to the OEB for a regulatory asset account to record the components other than service costs relating to its post-retirement and post-employment benefits that would have previously been capitalized to property, plant and equipment and intangible assets prior to adoption of ASU 2017-07. In May 2018 and March 2019, the OEB approved the regulatory asset account for Hydro One Networks' transmission business and distribution business, respectively. Hydro One has recorded the components other than service costs relating to its post-retirement and post-employment benefits that would have been capitalized to property, plant and equipment and intangible assets, in the Post-Retirement and Post-Employment Benefits - Non-Service Cost regulatory asset. Hydro One proposed disposition methodologies for the accumulated balance in the 2020-2022 transmission rate application which is pending an OEB decision.
Foregone Revenue Deferral
The foregone revenue deferral account is primarily made up of the difference between revenue earned based on distribution rates approved by the OEB in Hydro One Networks' 2018-2022 distribution rates application, effective May 1, 2018, and revenue earned under the interim rates until the approved 2018 and 2019 rates were implemented on July 1, 2019. The balance of this account is being recovered from ratepayers over an 18-month period ending December 31, 2020. The foregone revenue deferral account also records the difference between revenue earned based on transmission rates approved by the OEB in Hydro One Networks' 2019 transmission rate application, effective May 1, 2019, and the revenue earned under the interim rates until the approved 2019 rates were implemented on July 1, 2019. The balance of this account was being recovered from ratepayers over a 6-month period ended December 31, 2019. The 2019 revenue requirement related to NRLP (see Note 1 - Description of the Business and Note 4 - Business Combinations) is also recorded in this account.
Stock-based Compensation
The Company recognizes costs associated with share grant plans in a regulatory asset as management considers it probable that share grant plans' costs will be recovered in the future through the rate-setting process. In the absence of rate-regulated accounting,

23

HYDRO ONE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2019 and 2018

there would be no material impact to OM&A expenses (2018 - OM&A expenses would be higher by $1 million). Share grant costs are transferred to labour costs at the time the share grants vest and are issued, and are recovered in rates in accordance with recovery of said labour costs.
Debt Premium
The value of debt assumed in the acquisition of HOSSM has been recorded at fair value in accordance with US GAAP - Business Combinations. The OEB allows for recovery of interest at the coupon rate of the Senior Secured Bonds and a regulatory asset has been recorded for the difference between the fair value and face value of this debt. The debt premium is recovered over the remaining term of the debt.
Distribution System Code (DSC) Exemption
In June 2010, Hydro One Networks filed an application with the OEB regarding the OEB’s new cost responsibility rules contained in the OEB’s October 2009 Notice of Amendment to the DSC, with respect to the connection of certain renewable generators that were already connected or that had received a connection impact assessment prior to October 21, 2009. The application sought approval to record and defer the unanticipated costs incurred by Hydro One Networks that resulted from the connection of certain renewable generation facilities. The OEB ruled that identified specific expenditures can be recorded in a deferral account subject to the OEB’s review in subsequent Hydro One Networks distribution applications. In 2015, the OEB also approved Hydro One’s request to discontinue this deferral account. The remaining balance in this account at December 31, 2016, including accrued interest, was approved for disposition by the OEB in March 2019, and was transferred to the 2019-2020 Rate Rider.
Tax Rule Changes Variance
The 2019 federal and Ontario budgets (Budgets) provided certain time-limited investment incentives permitting Hydro One to deduct accelerated capital cost allowance of up to three times the first-year rate for capital investments acquired after November 20, 2018 and placed in-service before January 1, 2028. The Budgets measures enacted in the second quarter of 2019 required Hydro One to refund the tax benefits related to the accelerated depreciation rules to ratepayers. The tax benefit to be returned to ratepayers in the future gave rise to a regulatory liability and resulted in a decrease in revenues as current rates do not include the benefit of the accelerated tax; therefore, the revenue subject to refund cannot be recognized.
Distribution Rate Riders
In March 2019, as part of its decision on Hydro One Networks' distribution rates application for 2018-2022, the OEB approved the disposition of certain deferral and variance accounts which were accumulated in a 2019-2020 Rate Rider. The Distribution Rate Riders balance includes the 2019-2020 Rate Rider, where amounts are currently being disposed of over an 18-month period ending December 31, 2020, and the 2015-2017 Rate Rider balance, representing over-collected amounts to be returned to ratepayers in a future rate application.
Pension Cost Differential
Variances between the pension cost recognized and the cost embedded in rates as part of the rate-setting process for Hydro One Networks' transmission business are recognized as a regulatory asset or regulatory liability, as the case may be. Similar variances were recognized for the distribution business prior to January 1, 2018, but are no longer recognized based on the March 7, 2019 decision. In March 2019, the OEB approved the disposition of the distribution business portion of the balance as at December 31, 2016, including accrued interest, and the balance was transferred to the 2019-2020 Rate Rider. The transmission portion of the balance as at December 31, 2018, including accrued interest, was requested for disposition in the 2020-2022 transmission rate application. On March 26, 2019, the Company filed a motion to review and vary the OEB's decision as it relates to rates revenue requirement recovery of employer pension costs. Concurrently, the Company filed an appeal with the Ontario Divisional Court. The appeal was held in abeyance pending the outcome of the motion made before the OEB. During the year, the Company reflected a portion of pension costs incurred in the Hydro One Networks' distribution Pension Cost Differential regulatory account, pending the outcome of the motion before the OEB. On December 19, 2019, the OEB affirmed its earlier decision with respect to recovery of the revenue requirement associated with pension costs. As a result, Hydro One derecognized the portion relating to pension costs charged to operations as a reversal of revenues of $13 million as this amount is no longer probable for recovery. Hydro One also transferred to property, plant and equipment and intangible assets the portion attributable to capital expenditures in the amount of $37 million. Hydro One has decided to discontinue its appeal of the OEB decision with the Ontario Divisional Court. In the absence of rate-regulated accounting, 2019 revenue would have been higher by $5 million (2018 - $29 million).
Green Energy Expenditure Variance
In April 2010, the OEB requested the establishment of deferral accounts which capture the difference between the revenue recorded on the basis of Green Energy Plan expenditures incurred and the actual recoveries received. The smart grid variance account balance as at December 31, 2016, including accrued interest, was approved for disposition by the OEB in March 2019, and was transferred to the 2019-2020 Rate Rider.

24

HYDRO ONE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2019 and 2018

Retail Settlement Variance Account (RSVA)
Hydro One has deferred certain retail settlement variance amounts under the provisions of Article 490 of the OEB’s Accounting Procedures Handbook. The RSVA account tracks the difference between the cost of power purchased from the Independent Electricity System Operator (IESO) and the cost of power recovered from ratepayers. The balance as at December 31, 2014, including accrued interest, was approved for disposition by the OEB in March 2019, and was transferred to the 2019-2020 Rate Rider.
Earnings Sharing Mechanism Deferral
In March 2019, the OEB approved the establishment of an earnings sharing mechanism deferral account for Hydro One Networks distribution to record over-earnings, if any, realized for any year from 2018 to 2022. Under this mechanism, Hydro One shares 50% of regulated earnings that exceed the OEB-approved regulatory return-on-equity by more than 100 basis points with distribution ratepayers. This account is asymmetrical to the benefit of ratepayers.
External Revenue Variance
The external revenue variance account balance reflects the difference between actual export service revenue and external revenues from secondary land use, and the OEB-approved amounts. The account also records the difference between actual net external station maintenance, engineering and construction services revenue, and other external revenue, and the OEB-approved amounts. In September 2017, the OEB approved the disposition of the external revenue variance account as at December 31, 2015, including accrued interest, which was returned to customers over a two-year period ended December 31, 2018. The balance as at December 31, 2018, including accrued interest, was requested for disposition in the 2020-2022 transmission rate application.
13.    OTHER LONG-TERM ASSETS

December 31 (millions of dollars)	2019	2018
Right-of-Use assets (Notes 3, 22)	71	—
Other	9	5
	80	5
14.    ACCOUNTS PAYABLE AND OTHER CURRENT LIABILITIES

December 31 (millions of dollars)	2019	2018
Accounts payable	184	171
Accrued liabilities	633	578
Accrued interest	104	96
Regulatory liabilities (Note 12)	45	91
Lease obligations (Note 22)	8	—
	974	936
15.    OTHER LONG-TERM LIABILITIES

December 31 (millions of dollars)	2019	2018
Post-retirement and post-employment benefit liability (Note 19)	1,705	1,406
Pension benefit liability (Note 19)	1,125	547
Environmental liabilities (Note 20)	111	139
Lease obligations (Note 22)	66	—
Due to related parties (Note 28)	40	41
Long-term accounts payable	5	11
Asset retirement obligations (Note 21)	10	10
Other liabilities	11	10
	3,073	2,164
16.    DEBT AND CREDIT AGREEMENTS
Short-Term Notes and Credit Facilities
Hydro One meets its short-term liquidity requirements in part through the issuance of commercial paper under its Commercial Paper Program which has a maximum authorized amount of $2,300 million. These short-term notes are denominated in Canadian dollars with varying maturities up to 365 days. The Commercial Paper Program is supported by the Company’s committed and unsecured revolving standby credit facilities totalling $2,300 million (Operating Credit Facilities).

25

HYDRO ONE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2019 and 2018

At December 31, 2019, Hydro One’s Operating Credit Facilities consisted of the following:

(millions of dollars)	Maturity	Total Amount	Amount Drawn
Revolving standby credit facilities	June 2024[1]	2,300	—

[1]	On June 3, 2019, the maturity date for the Operating Credit Facilities was extended from June 2022 to June 2024.
The Company may use the credit facilities for working capital and general corporate purposes. If used, interest on the credit facilities would apply based on Canadian benchmark rates. The obligation of each lender to make any credit extension under its credit facility is subject to various conditions including that no event of default has occurred or would result from such credit extension.
Long-Term Debt
The following table presents long-term debt outstanding at December 31, 2019 and 2018:

December 31 (millions of dollars)	2019	2018
Floating-rate Series 31 notes due 2019[1]	—	228
1.48% Series 37 notes due 2019[2]	—	500
4.40% Series 20 notes due 2020	300	300
1.62% Series 33 notes due 2020[2]	350	350
1.84% Series 34 notes due 2021	500	500
2.57% Series 39 notes due 2021[2]	300	300
3.20% Series 25 notes due 2022	600	600
2.54% Series 42 notes due 2024	700	—
2.97% Series 40 notes due 2025	350	350
2.77% Series 35 notes due 2026	500	500
3.02% Series 43 notes due 2029	550	—
7.35% Debentures due 2030	400	400
6.93% Series 2 notes due 2032	500	500
6.35% Series 4 notes due 2034	385	385
5.36% Series 9 notes due 2036	600	600
4.89% Series 12 notes due 2037	400	400
6.03% Series 17 notes due 2039	300	300
5.49% Series 18 notes due 2040	500	500
4.39% Series 23 notes due 2041	300	300
6.59% Series 5 notes due 2043	315	315
4.59% Series 29 notes due 2043	435	435
4.17% Series 32 notes due 2044	350	350
5.00% Series 11 notes due 2046	325	325
3.91% Series 36 notes due 2046	350	350
3.72% Series 38 notes due 2047	450	450
3.63% Series 41 notes due 2049	750	750
3.64% Series 44 notes due 2050	250	—
4.00% Series 24 notes due 2051	225	225
3.79% Series 26 notes due 2062	310	310
4.29% Series 30 notes due 2064	50	50
Hydro One long-term debt (a)	11,345	10,573

6.6% Senior Secured Bonds due 2023 (Principal amount - $105 million)	121	129
4.6% Note Payable due 2023 (Principal amount - $36 million)	39	39
HOSSM long-term debt (b)	160	168

	11,505	10,741

Add: Net unamortized debt premiums	12	13
Add: Unrealized mark-to-market loss (gain)[2]	1	(5)
Less: Unamortized deferred debt issuance costs	(43)	(40)
Total long-term debt	11,475	10,709
1 The interest rates of the floating-rate notes are referenced to the three-month Canadian dollar bankers’ acceptance rate, plus a margin.
2 The unrealized mark-to-market net loss of $1 million relates to $50 million of the Series 33 notes due 2020 and $300 million Series 39 notes due 2021. (2018 - unrealized mark-to-market net gain also related to $500 million Series 37 notes due 2019). The unrealized mark-to-market net loss is offset by a $1 million unrealized mark-to-market net gain (2018 - $5 million net loss) on the related fixed-to-floating interest-rate swap agreements, which are accounted for as fair value hedges.

26

HYDRO ONE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2019 and 2018

(a) Hydro One long-term debt
At December 31, 2019, long-term debt of $11,345 million (2018 - $10,573 million) was outstanding, the majority of which was issued under Hydro One’s Medium Term Note (MTN) Program. The maximum authorized principal amount of notes issuable under the current MTN Program prospectus filed in March 2018 is $4,000 million. At December 31 2019, $1,100 million remained available for issuance until April 2020.
In 2019, Hydro One issued long-term debt totalling $1,500 million (2018 - $1,400 million) and repaid long-term debt of $728 million (2018 - $750 million) under its MTN Program.
(b) HOSSM long-term debt
At December 31, 2019, HOSSM long-term debt of $160 million (2018 - $168 million), with a principal amount of $141 million (2018 - $143 million) was outstanding. In 2019, no long-term debt was issued (2018 - $nil), and $2 million (2018 - $3 million) of long-term debt was repaid.
The total long-term debt is presented on the consolidated balance sheets as follows:

December 31 (millions of dollars)	2019	2018
Current liabilities:
Long-term debt payable within one year	653	731
Long-term liabilities:
Long-term debt	10,822	9,978
Total long-term debt	11,475	10,709
Principal and Interest Payments
At December 31, 2019, principal repayments, interest payments, and related weighted-average interest rates were as follows:

	Long-Term Debt Principal Repayments	Interest Payments	Weighted Average Interest Rate
	(millions of dollars)	(millions of dollars)	(%)
Year 1	653	473	2.9
Year 2	803	455	2.1
Year 3	604	436	3.2
Year 4	131	423	6.1
Year 5	700	410	2.5
	2,891	2,197	2.8
Years 6-10	1,400	1,901	2.9
Thereafter	7,195	4,151	5.0
	11,486	8,249	4.2
17.    FAIR VALUE OF FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
Fair value is considered to be the exchange price in an orderly transaction between market participants to sell an asset or transfer a liability at the measurement date. The fair value definition focuses on an exit price, which is the price that would be received in the sale of an asset or the amount that would be paid to transfer a liability.
Hydro One classifies its fair value measurements based on the following hierarchy, as prescribed by the accounting guidance for fair value, which prioritizes the inputs to valuation techniques used to measure fair value into three levels:
Level 1 inputs are unadjusted quoted prices in active markets for identical assets or liabilities that Hydro One has the ability to access. An active market for the asset or liability is one in which transactions for the asset or liability occur with sufficient frequency and volume to provide ongoing pricing information.
Level 2 inputs are those other than quoted market prices that are observable, either directly or indirectly, for an asset or liability. Level 2 inputs include, but are not limited to, quoted prices for similar assets or liabilities in an active market, quoted prices for identical or similar assets or liabilities in markets that are not active and inputs other than quoted market prices that are observable for the asset or liability, such as interest-rate curves and yield curves observable at commonly quoted intervals, volatilities, credit risk and default rates. A Level 2 measurement cannot have more than an insignificant portion of the valuation based on unobservable inputs.
Level 3 inputs are any fair value measurements that include unobservable inputs for the asset or liability for more than an insignificant portion of the valuation. A Level 3 measurement may be based primarily on Level 2 inputs.

27

HYDRO ONE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2019 and 2018

Non-Derivative Financial Assets and Liabilities
At December 31, 2019 and 2018, the Company’s carrying amounts of cash and cash equivalents, accounts receivable, due from related parties, short-term notes payable, accounts payable, and due to related parties are representative of fair value due to the short-term nature of these instruments.
Fair Value Measurements of Long-Term Debt
The fair values and carrying values of the Company’s long-term debt at December 31, 2019 and 2018 are as follows:

	2019	2019	2018	2018
December 31 (millions of dollars)	Carrying Value	Fair Value	Carrying Value	Fair Value
Long-term debt measured at fair value:
$50 million of MTN Series 33 notes	50	50	49	49
$500 million MTN Series 37 notes	—	—	495	495
$300 million MTN Series 39 notes	301	301	301	301
Other notes and debentures	11,124	13,121	9,864	10,820
Long-term debt, including current portion	11,475	13,472	10,709	11,665
Fair Value Measurements of Derivative Instruments
Fair Value Hedges
At December 31, 2019, Hydro One had interest-rate swaps with a total notional amount of $350 million (2018 - $850 million) that were used to convert fixed-rate debt to floating-rate debt. These swaps are classified as fair value hedges. Hydro One’s fair value hedge exposure was approximately 3% (2018 - 8%) of its total long-term debt. At December 31, 2019, Hydro One had the following interest-rate swaps designated as fair value hedges:

•	a $50 million fixed-to-floating interest-rate swap agreement to convert $50 million of the $350 million MTN Series 33 notes maturing April 30, 2020 into three-month variable rate debt; and

•	a $300 million fixed-to-floating interest-rate swap agreement to convert the $300 million MTN Series 39 notes maturing June 25, 2021 into three-month variable rate debt.
Cash Flow Hedges
At December 31, 2019, Hydro One had a total of $800 million in 3-year pay-fixed, receive-floating interest-rate swap agreements designated as cash flow hedges. These cash flow hedges are intended to offset the variability of interest rates on the issuances of short-term commercial paper between January 9, 2020 and March 9, 2023.
At December 31, 2019 and 2018, the Company had no interest-rate swaps classified as undesignated contracts.
Fair Value Hierarchy
The fair value hierarchy of financial assets and liabilities at December 31, 2019 and 2018 is as follows:

December 31, 2019 (millions of dollars)	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Assets:
Derivative instruments[1]
Fair value hedges (interest-rate swaps)	1	1	—	1	—
Cash flow hedges (interest-rate swaps)	2	2	—	2	—
	3	3	—	3	—

Liabilities:
Long-term debt, including current portion	11,475	13,472	—	13,472	—
	11,475	13,472	—	13,472	—
1 Derivative assets are included in other long-term assets on the consolidated balance sheets.

December 31, 2018 (millions of dollars)	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Liabilities:
Long-term debt, including current portion	10,709	11,665	—	11,665	—
Derivative instruments - fair value hedges (interest-rate swaps)[1]	5	5	—	5	—
	10,714	11,670	—	11,670	—
1 Derivative liabilities are included in other long-term liabilities on the consolidated balance sheets.

28

HYDRO ONE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2019 and 2018

The fair value of the hedged portion of the long-term debt is primarily based on the present value of future cash flows using a swap yield curve to determine the assumption for interest rates. The fair value of the unhedged portion of the long-term debt is based on unadjusted period-end market prices for the same or similar debt of the same remaining maturities.
There were no transfers between any of the fair value levels during the years ended December 31, 2019 or 2018.
Risk Management
Exposure to market risk, credit risk and liquidity risk arises in the normal course of the Company’s business.
Market Risk
Market risk refers primarily to the risk of loss which results from changes in costs, foreign exchange rates and interest rates. The Company is exposed to fluctuations in interest rates, as its regulated return on equity is derived using a formulaic approach that takes anticipated interest rates into account. The Company is not currently exposed to material commodity price risk or material foreign exchange risk.
The Company uses a combination of fixed and variable-rate debt to manage the mix of its debt portfolio. The Company also uses derivative financial instruments to manage interest-rate risk. The Company may utilize interest-rate swaps designated as fair value hedges as a means to manage its interest rate exposure to achieve a lower cost of debt. The Company may also utilize interest-rate derivative instruments, such as cash flow hedges, to manage its exposure to short-term interest rates or to lock in interest-rate levels in anticipation of future financing.
A hypothetical 100 basis points increase in interest rates associated with variable-rate debt would not have resulted in a significant decrease in Hydro One’s net income for the years ended December 31, 2019 and 2018.
For derivative instruments that are designated and qualify as fair value hedges, the gain or loss on the derivative instrument as well as the offsetting loss or gain on the hedged item attributable to the hedged risk are recognized in the Consolidated Statements of Operations and Comprehensive Income. The net unrealized loss (gain) on the hedged debt and the related interest-rate swaps for the years ended December 31, 2019 and 2018 were not material.
For derivative instruments that are designated and qualify as cash flow hedges, the unrealized gain or loss, net of tax, on the derivative instrument is recorded as OCI and is reclassified to results of operations in the same period during which the hedged transaction affects results of operations. The unrealized gain, net of tax, on the cash flow hedges for the year ended December 31, 2019 recorded in OCI was $2 million (2018 - $nil), resulting in an AOCI balance of $2 million related to cash flow hedges at December 31, 2019 (2018 - $nil). No amounts were reclassified to results of operations during 2019 or 2018. The Company estimates that the amount of AOCI, net of tax, related to cash flow hedges to be reclassified to results of operations in the next 12 months is not significant. Actual amounts reclassified to results of operations depend on the market risk in effect until the derivative contracts mature. For all forecasted transactions, the maximum term over which the Company is hedging exposures to the variability of cash flows is approximately three years.
Credit Risk
Financial assets create a risk that a counterparty will fail to discharge an obligation, causing a financial loss. At December 31, 2019 and 2018, there were no significant concentrations of credit risk with respect to any class of financial assets. The Company’s revenue is earned from a broad base of customers. As a result, Hydro One did not earn a material amount of revenue from any single customer. At December 31, 2019 and 2018, there was no material accounts receivable balance due from any single customer.
At December 31, 2019, the Company’s allowance for doubtful accounts was $22 million (2018 - $21 million). The allowance for doubtful accounts reflects the Company's current lifetime expected credit losses for all accounts receivable balances, which are based on historical overdue balances, customer payments and write-offs. At December 31, 2019, approximately 5% (2018 - 5%) of the Company’s net accounts receivable were outstanding for more than 60 days.
Hydro One manages its counterparty credit risk through various techniques including: entering into transactions with highly rated counterparties; limiting total exposure levels with individual counterparties; entering into master agreements which enable net settlement and the contractual right of offset; and monitoring the financial condition of counterparties. The Company monitors current credit exposure to counterparties on both an individual and an aggregate basis. The Company’s credit risk for accounts receivable is limited to the carrying amounts on the Consolidated Balance Sheets.
Derivative financial instruments result in exposure to credit risk since there is a risk of counterparty default. The credit exposure of derivative contracts, before collateral, is represented by the fair value of contracts at the reporting date. At December 31, 2019 and 2018, the counterparty credit risk exposure on the fair value of these interest-rate swap contracts was not material. At December 31, 2019, Hydro One’s credit exposure for all derivative instruments, and applicable payables and receivables, had a credit rating of investment grade, with three financial institutions as the counterparties.
Liquidity Risk
Liquidity risk refers to the Company’s ability to meet its financial obligations as they come due. Hydro One meets its short-term operating liquidity requirements using cash and cash equivalents on hand, funds from operations, the issuance of commercial paper,

29

HYDRO ONE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2019 and 2018

and the Operating Credit Facilities. The short-term liquidity under the Commercial Paper Program, Operating Credit Facilities, and anticipated levels of funds from operations are expected to be sufficient to fund normal operating requirements.
18.     CAPITAL MANAGEMENT
The Company’s objectives with respect to its capital structure are to maintain effective access to capital on a long-term basis at reasonable rates, and to deliver appropriate financial returns. In order to ensure ongoing access to capital, the Company targets to maintain strong credit quality. At December 31, 2019 and 2018, the Company’s capital structure was as follows:

December 31 (millions of dollars)	2019	2018
Long-term debt payable within one year	653	731
Short-term notes payable	1,143	1,252
Less: cash and cash equivalents	(7)	(492)
	1,789	1,491

Long-term debt	10,822	9,978
Preferred shares	—	486
Common shares	3,564	4,312
Retained earnings	6,086	5,137
Total capital	22,261	21,404
Hydro One and HOSSM have customary covenants typically associated with long-term debt. Long-term debt and credit facility covenants limit permissible debt to 75% of its total capitalization, limit the ability to sell assets and impose a negative pledge provision, subject to customary exceptions. At December 31, 2019, the Company was in compliance with all financial covenants and limitations associated with the outstanding borrowings and credit facilities.
19.    PENSION AND POST-RETIREMENT AND POST-EMPLOYMENT BENEFITS
Hydro One has a defined benefit pension plan (Pension Plan), a DC Plan, a supplemental pension plan (Supplemental Plan), and post-retirement and post-employment benefit plans.
DC Plan
Hydro One established a DC Plan effective January 1, 2016. The DC Plan covers eligible management employees hired on or after January 1, 2016, as well as management employees hired before January 1, 2016 who were not eligible or had not irrevocably elected to join the Pension Plan as of September 30, 2015. Members of the DC Plan have an option to contribute 4%, 5% or 6% of their pensionable earnings, with matching contributions by Hydro One up to an annual contribution limit. There is also a Supplemental DC Plan that provides members of the DC Plan with employer contributions beyond the limitations imposed by the Income Tax Act (Canada) in the form of credits to a notional account. Hydro One contributions to the DC Plan for the year ended December 31, 2019 were $1 million (2018 - $1 million).
Pension Plan, Supplemental Plan, and Post-Retirement and Post-Employment Plans
The Pension Plan is a defined benefit contributory plan which covers eligible regular employees of Hydro One and its subsidiaries. The Pension Plan provides benefits based on highest three-year average pensionable earnings. For management employees who commenced employment on or after January 1, 2004, and for the Society of United Professionals (Society)-represented staff hired after November 17, 2005, benefits are based on highest five-year average pensionable earnings. After retirement, pensions are indexed to inflation. Membership in the Pension Plan was closed to management employees who were not eligible or had not irrevocably elected to join the Pension Plan as of September 30, 2015. These employees are eligible to join the DC Plan.
Company and employee contributions to the Pension Plan are based on actuarial reports, including valuations performed at least every three years, and actual or projected levels of pensionable earnings, as applicable. The most recent actuarial valuation was performed effective December 31, 2018 and filed on September 30, 2019. The next actuarial valuation will be performed no later than effective December 31, 2021. Total annual cash Pension Plan employer contributions for 2019 were $61 million (2018 - $75 million). Estimated annual Pension Plan employer contributions for the years 2020, 2021, 2022, 2023 and 2024 are approximately $66 million, $65 million, $64 million, $64 million, and $64 million, respectively.
The Supplemental Plan provides members of the Pension Plan with benefits that would have been earned and payable under the Pension Plan beyond the limitations imposed by the Income Tax Act (Canada). The Supplemental Plan obligation is included with other post-retirement and post-employment benefit obligations on the Consolidated Balance Sheets.
Hydro One recognizes the overfunded or underfunded status of the Pension Plan, and post-retirement and post-employment benefit plans (Plans) as an asset or liability on its Consolidated Balance Sheets, with offsetting regulatory assets and liabilities as appropriate. The underfunded benefit obligations for the Plans, in the absence of regulatory accounting, would be recognized in AOCI. The impact of changes in assumptions used to measure pension and post-retirement benefit obligations is generally recognized over

30

HYDRO ONE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2019 and 2018

the expected average remaining service period of the employees and using the corridor approach for the post-retirement benefit plan. For post-employment benefit plan, the impact of changes in assumptions are recognized immediately in the net periodic benefit cost. The measurement date for the Plans is December 31.
The following tables provide the components of the unfunded status of the Company's Plans at December 31, 2019 and 2018:

	Pension Benefits		Post-Retirement and Post-Employment Benefits
Year ended December 31 (millions of dollars)	2019	2018	2019	2018
Change in projected benefit obligation
Projected benefit obligation, beginning of year	7,752	8,258	1,453	1,552
Current service cost	145	176	55	49
Employee contributions	55	52	—	—
Interest cost	303	282	60	54
Benefits paid	(371)	(362)	(47)	(49)
Net actuarial loss (gain)	1,089	(654)	241	(156)
Recognition of prior service	—	—	—	3
Net transfers[1]	—	—	6	—
Projected benefit obligation, end of year	8,973	7,752	1,768	1,453

Change in plan assets
Fair value of plan assets, beginning of year	7,205	7,277	—	—
Actual return on plan assets	922	190	—	—
Benefits paid	(371)	(362)	(47)	(49)
Employer contributions	61	75	47	49
Employee contributions	55	52	—	—
Administrative expenses	(24)	(27)	—	—
Fair value of plan assets, end of year	7,848	7,205	—	—

Unfunded status	1,125	547	1,768	1,453
1 Effective January 1, 2019, liabilities associated with the HOSSM post-employment benefit plans were transferred to the Hydro One post-employment benefit plans.
Hydro One presents its benefit obligations and plan assets net on its Consolidated Balance Sheets as follows:

	Pension Benefits		Post-Retirement and Post-Employment Benefits
December 31 (millions of dollars)	2019	2018	2019	2018
Other assets[1]	3	3	—	—
Accrued liabilities	—	—	63	54
Pension benefit liability	1,125	547	—	—
Post-retirement and post-employment benefit liability[2]	—	—	1,705	1,406
Net unfunded status	1,122	544	1,768	1,460
1 Represents the funded status of HOSSM defined benefit pension plan.
2 Includes $nil (2018 - $7 million) relating to HOSSM post-employment benefit plans. Effective January 1, 2019, liabilities associated with the HOSSM post-employment benefit plans were transferred to the Hydro One post-employment benefit plans.
The funded or unfunded status of the Plans refers to the difference between the fair value of plan assets and the PBO for the Plans. The funded/unfunded status changes over time due to several factors, including contribution levels, assumed discount rates and actual returns on plan assets.
The following table provides the PBO, accumulated benefit obligation (ABO) and fair value of plan assets for the Pension Plan:

December 31 (millions of dollars)	2019	2018
PBO	8,973	7,752
ABO	8,183	7,144
Fair value of plan assets	7,848	7,205
On an ABO basis, the Pension Plan was funded at 96% at December 31, 2019 (2018 - 101%). On a PBO basis, the Pension Plan was funded at 87% at December 31, 2019 (2018 - 93%). The ABO differs from the PBO in that the ABO includes no assumption about future compensation levels.

31

HYDRO ONE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2019 and 2018

Components of Net Periodic Benefit Costs
The following table provides the components of the net periodic benefit costs for the years ended December 31, 2019 and 2018 for the Pension Plan:

Year ended December 31 (millions of dollars)	2019	2018
Current service cost	145	176
Interest cost	303	282
Expected return on plan assets, net of expenses	(462)	(467)
Amortization of actuarial losses	55	84
Net periodic benefit costs	41	75

Charged to results of operations[1]	29	31
1 The Company accounts for pension costs consistent with their inclusion in OEB-approved rates. During the year ended December 31, 2019, pension costs of $72 million (2018 - $74 million) were attributed to labour, of which $29 million (2018 - $31 million) was charged to operations, and $43 million (2018 - $43 million) was capitalized as part of the cost of property, plant and equipment and intangible assets.
The following table provides the components of the net periodic benefit costs for the years ended December 31, 2019 and 2018 for the post-retirement and post-employment benefit plans:

Year ended December 31 (millions of dollars)	2019	2018
Current service cost	55	49
Interest cost	60	53
Amortization of actuarial losses	7	15
Recognition of prior service	—	3
Net periodic benefit costs	122	120

Charged to results of operations[1]	48	50
1The Company accounts for post-retirement and post-employment costs consistent with their inclusion in OEB-approved rates. During the year ended December 31, 2019, post-retirement and post-employment costs of $121 million (2018 - $119 million) were attributed to labour, of which $48 million (2018 - $50 million) was charged to operations, $39 million (2018 - $41 million) was recorded as regulatory assets, and $34 million (2018 - $28 million) was capitalized as part of the cost of property, plant and equipment and intangible assets.
Assumptions
The measurement of the obligations of the Plans and the costs of providing benefits under the Plans involves various factors, including the development of valuation assumptions and accounting policy elections. When developing the required assumptions, the Company considers historical information as well as future expectations. The measurement of benefit obligations and costs is impacted by several assumptions including the discount rate applied to benefit obligations, the long-term expected rate of return on plan assets, Hydro One’s expected level of contributions to the Plans, the incidence of mortality, the expected remaining service period of plan participants, the level of compensation and rate of compensation increases, employee age, length of service, and the anticipated rate of increase of health care costs, among other factors. The impact of changes in assumptions used to measure the obligations of the Plans is generally recognized over the expected average remaining service period of the plan participants. In selecting the expected rate of return on plan assets, Hydro One considers historical economic indicators that impact asset returns, as well as expectations regarding future long-term capital market performance, weighted by target asset class allocations. In general, equity securities, real estate and private equity investments are forecasted to have higher returns than fixed-income securities.
The following weighted average assumptions were used to determine the benefit obligations at December 31, 2019 and 2018:

	Pension Benefits		Post-Retirement and Post-Employment Benefits
Year ended December 31	2019	2018	2019	2018
Significant assumptions:
Weighted average discount rate	3.10%	3.90%	3.10%	4.00%
Rate of compensation scale escalation (long-term)	2.50%	2.50%	2.50%	2.50%
Rate of cost of living increase	2.00%	2.00%	2.00%	2.00%
Rate of increase in health care cost trends[1]	—	—	4.04%	4.04%
15.09% per annum in 2020, grading down to 4.04% per annum in and after 2031 (2018 - 5.19% per annum in 2019, grading down to 4.04% per annum in and after 2031)

32

HYDRO ONE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2019 and 2018

The following weighted average assumptions were used to determine the net periodic benefit costs for the years ended December 31, 2019 and 2018. Assumptions used to determine current year-end benefit obligations are the assumptions used to estimate the subsequent year’s net periodic benefit costs.

Year ended December 31	2019	2018
Pension Benefits:
Weighted average expected rate of return on plan assets	6.50%	6.50%
Weighted average discount rate	3.90%	3.40%
Rate of compensation scale escalation (long-term)	2.50%	2.50%
Rate of cost of living increase	2.00%	2.00%
Average remaining service life of employees (years)	15	15

Post-Retirement and Post-Employment Benefits:
Weighted average discount rate	4.00%	3.40%
Rate of compensation scale escalation (long-term)	2.50%	2.50%
Rate of cost of living increase	2.00%	2.00%
Average remaining service life of employees (years)	15.5	15.5
Rate of increase in health care cost trends[1]	4.04%	4.04%
15.19% per annum in 2019, grading down to 4.04% per annum in and after 2031 (2018 - 5.26% per annum in 2018, grading down to 4.04% per annum in and after 2031)
The discount rate used to determine the current year pension obligation and the subsequent year’s net periodic benefit costs is based on a yield curve approach. Under the yield curve approach, expected future benefit payments for each plan are discounted by a rate on a third-party bond yield curve corresponding to each duration. The yield curve is based on “AA” long-term corporate bonds. A single discount rate is calculated that would yield the same present value as the sum of the discounted cash flows.
The effect of a 1% change in health care cost trends on the PBO for the post-retirement and post-employment benefits at December 31, 2019 and 2018 is as follows:

December 31 (millions of dollars)	2019	2018
Projected benefit obligation:
Effect of a 1% increase in health care cost trends	279	228
Effect of a 1% decrease in health care cost trends	(211)	(173)
The effect of a 1% change in health care cost trends on the service cost and interest cost for the post-retirement and post-employment benefits for the years ended December 31, 2019 and 2018 is as follows:

Year ended December 31 (millions of dollars)	2019	2018
Service cost and interest cost:
Effect of a 1% increase in health care cost trends	21	23
Effect of a 1% decrease in health care cost trends	(15)	(16)
The following approximate life expectancies were used in the mortality assumptions to determine the PBO for the pension and post-retirement and post-employment plans at December 31, 2019 and 2018:

December 31	2019	2018
Life expectancy at age 65 for a member currently at:	(years)	(years)
Age 65 - male	22	22
Age 65 - female	25	25
Age 45 - male	23	23
Age 45 - female	26	25
Estimated Future Benefit Payments
At December 31, 2019, estimated future benefit payments to the participants of the Plans were:

(millions of dollars)	Pension Benefits	Post-Retirement and Post-Employment Benefits
2020	345	60
2021	354	61
2022	362	62
2023	369	64
2024	375	64
2025 through to 2029	1,945	340
Total estimated future benefit payments through to 2029	3,750	651

33

HYDRO ONE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2019 and 2018

Components of Regulatory Assets
A portion of actuarial gains and losses and prior service costs is recorded within regulatory assets on Hydro One’s Consolidated Balance Sheets to reflect the expected regulatory inclusion of these amounts in future rates, which would otherwise be recorded in OCI. These amounts are reflected in the following table:

Year ended December 31 (millions of dollars)	2019	2018
Pension Benefits:
Actuarial loss (gain) for the year	652	(350)
Amortization of actuarial losses	(55)	(84)
	597	(434)

Post-Retirement and Post-Employment Benefits:
Actuarial loss (gain) for the year	240	(155)
Amortization of actuarial losses	(7)	(15)
Amortization of prior service cost	—	(3)
Amounts not subject to regulatory treatment	2	7
	235	(166)
The following table provides the components of regulatory assets that have not been recognized as components of net periodic benefit costs for the years ended December 31, 2019 and 2018:

Year ended December 31 (millions of dollars)	2019	2018
Pension Benefits:
Actuarial loss	1,125	547

Post-Retirement and Post-Employment Benefits:
Actuarial loss (gain)	105	(130)
The following table provides the components of regulatory assets at December 31 that are expected to be amortized as components of net periodic benefit costs in the following year:

	Pension Benefits		Post-Retirement and Post-Employment Benefits
December 31 (millions of dollars)	2019	2018	2019	2018
Actuarial loss (gain)	95	55	2	(1)
Pension Plan Assets
Investment Strategy
On a regular basis, Hydro One evaluates its investment strategy to ensure that Pension Plan assets will be sufficient to pay Pension Plan benefits when due. As part of this ongoing evaluation, Hydro One may make changes to its targeted asset allocation and investment strategy. The Pension Plan is managed at a net asset level. The main objective of the Pension Plan is to sustain a certain level of net assets in order to meet the pension obligations of the Company. The Pension Plan fulfils its primary objective by adhering to specific investment policies outlined in its Statement of Investment Policies and Procedures (SIPP), which is reviewed and approved by the Human Resource Committee of Hydro One’s Board of Directors. The Company manages net assets by engaging knowledgeable external investment managers who are charged with the responsibility of investing existing funds and new funds (current year’s employee and employer contributions) in accordance with the approved SIPP. The performance of the managers is monitored through a governance structure. Increases in net assets are a direct result of investment income generated by investments held by the Pension Plan and contributions to the Pension Plan by eligible employees and by the Company. The main use of net assets is for benefit payments to eligible Pension Plan members.
Pension Plan Asset Mix
At December 31, 2019, the Pension Plan target asset allocations and weighted average asset allocations were as follows:

	Target Allocation (%)	Pension Plan Assets (%)
Equity securities	45	52
Debt securities	35	35
Real Estate and Infrastructure	20	13
	100	100

34

HYDRO ONE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2019 and 2018

At December 31, 2019, the Pension Plan held $21 million (2018 - $18 million) Hydro One corporate bonds and $504 million (2018 - $546 million) of debt securities of the Province of Ontario (Province).
Concentrations of Credit Risk
Hydro One evaluated its Pension Plan’s asset portfolio for the existence of significant concentrations of credit risk as at December 31, 2019 and 2018. Concentrations that were evaluated include, but are not limited to, investment concentrations in a single entity, concentrations in a type of industry, and concentrations in individual funds. At December 31, 2019 and 2018, there were no significant concentrations (defined as greater than 10% of plan assets) of risk in the Pension Plan’s assets.
The Pension Plan's Statement of Investment Beliefs and Guidelines provides guidelines and restrictions for eligible investments taking into account credit ratings, maximum investment exposure and other controls in order to limit the impact of this risk. The Pension Plan manages its counterparty credit risk with respect to bonds by investing in investment-grade and government bonds and with respect to derivative instruments by transacting only with highly rated financial institutions, and also by ensuring that exposure is diversified across counterparties. The risk of default on transactions in listed securities is considered minimal, as the trade will fail if either party to the transaction does not meet its obligation.
Fair Value Measurements
The following tables present the Pension Plan assets and liabilities measured and recorded at fair value on a recurring basis and their level within the fair value hierarchy at December 31, 2019 and 2018:

December 31, 2019 (millions of dollars)	Level 1	Level 2	Level 3	Total
Pooled funds	—	22	1,079	1,101
Cash and cash equivalents	159	—	—	159
Short-term securities	—	98	—	98
Derivative instruments	—	5	—	5
Corporate shares - Canadian	107	—	—	107
Corporate shares - Foreign	3,545	219	—	3,764
Bonds and debentures - Canadian	—	2,427	—	2,427
Bonds and debentures - Foreign	—	165	—	165
Total fair value of plan assets[1]	3,811	2,936	1,079	7,826

December 31, 2019 (millions of dollars)	Level 1	Level 2	Level 3	Total
Derivative instruments	—	2	—	2
Total fair value of plan liabilities[1]	—	2	—	2
1 At December 31, 2019, the total fair value of Pension Plan assets and liabilities excludes $36 million of interest and dividends receivable, $10 million of pension administration expenses payable, $3 million of sold investments receivable, and $5 million of purchased investments payable.

December 31, 2018 (millions of dollars)	Level 1	Level 2	Level 3	Total
Pooled funds	—	21	651	672
Cash and cash equivalents	210	—	—	210
Short-term securities	—	78	—	78
Derivative instruments	—	(7)	—	(7)
Corporate shares - Canadian	115	—	—	115
Corporate shares - Foreign	3,222	183	—	3,405
Bonds and debentures - Canadian	—	2,506	—	2,506
Bonds and debentures - Foreign	—	197	—	197
Total fair value of plan assets[1]	3,547	2,978	651	7,176
1 At December 31, 2018, the total fair value of Pension Plan assets and liabilities excludes $35 million of interest and dividends receivable, $10 million of pension administration expenses payable, $6 million of sold investments receivable, and $2 million of purchased investments payable.
See Note 17 - Fair Value of Financial Instruments and Risk Management for a description of levels within the fair value hierarchy.

35

HYDRO ONE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2019 and 2018

Changes in the Fair Value of Financial Instruments Classified in Level 3
The following table summarizes the changes in fair value of financial instruments classified in Level 3 for the years ended December 31, 2019 and 2018. The Pension Plan classifies financial instruments as Level 3 when the fair value is measured based on at least one significant input that is not observable in the markets or due to lack of liquidity in certain markets. The gains and losses presented in the table below could, therefore, include changes in fair value based on both observable and unobservable inputs. The Level 3 financial instruments are comprised of pooled funds whose valuations are provided by the investment managers. Sensitivity analysis is not provided as the underlying assumptions used by the investment managers are not available.

Year ended December 31 (millions of dollars)	2019	2018
Fair value, beginning of year	651	549
Realized and unrealized gains (losses)	(4)	59
Purchases	463	90
Sales and disbursements	(31)	(47)
Fair value, end of year	1,079	651
There were no significant transfers between any of the fair value levels during the years ended December 31, 2019 and 2018.
Valuation Techniques Used to Determine Fair Value
Pooled funds mainly consist of private equity, real estate and infrastructure investments. Private equity investments represent private equity funds that invest in operating companies that are not publicly traded on a stock exchange. Investment strategies in private equity include limited partnerships in businesses that are characterized by high internal growth and operational efficiencies, venture capital, leveraged buyouts and special situations such as distressed investments. Real estate and infrastructure investments represent funds that invest in real assets which are not publicly traded on a stock exchange. Investment strategies in real estate include limited partnerships that seek to generate a total return through income and capital growth by investing primarily in global and Canadian limited partnerships. Investment strategies in infrastructure include limited partnerships in core infrastructure assets focusing on assets that generate stable, long-term cash flows and deliver incremental returns relative to conventional fixed-income investments. Private equity, real estate and infrastructure valuations are reported by the fund manager and are based on the valuation of the underlying investments which includes inputs such as cost, operating results, discounted future cash flows and market-based comparable data. Since these valuation inputs are not highly observable, private equity and infrastructure investments have been categorized as Level 3 within pooled funds.
Cash equivalents consist of demand cash deposits held with banks and cash held by the investment managers. Cash equivalents are categorized as Level 1.
Short-term securities are valued at cost plus accrued interest, which approximates fair value due to their short-term nature. Short-term securities are categorized as Level 2.
Derivative instruments are used to hedge the Pension Plan’s foreign currency exposure back to Canadian dollars. The notional principal amount of contracts outstanding as at December 31, 2019 was $742 million (2018 - $299 million), the most significant currencies being hedged against the Canadian dollar are the United States dollar, euro, British pound sterling, and Japanese yen. The net realized gain on contracts for the year ended December 31, 2019 was $1 million (2018 - $7 million net realized loss). The terms to maturity of the forward exchange contracts at December 31, 2019 are within three months. The fair value is determined using standard interpolation methodology primarily based on the World Markets exchange rates. Derivative instruments are categorized as Level 2.
Corporate shares are valued based on quoted prices in active markets and are categorized as Level 1. Corporate shares which are valued based on quoted prices in active markets, but held within a pension investment holding company, are categorized as Level 2. Investments denominated in foreign currencies are translated into Canadian currency at year-end rates of exchange.
Bonds and debentures are presented at published closing trade quotations, and are categorized as Level 2.
20.     ENVIRONMENTAL LIABILITIES
The following tables show the movements in environmental liabilities for the years ended December 31, 2019 and 2018:

Year ended December 31, 2019 (millions of dollars)	PCB	LAR	Total
Environmental liabilities - beginning	108	57	165
Interest accretion	4	—	4
Expenditures	(17)	(8)	(25)
Revaluation adjustment	(5)	2	(3)
Environmental liabilities - ending	90	51	141
Less: current portion	(19)	(11)	(30)
	71	40	111

36

HYDRO ONE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2019 and 2018

Year ended December 31, 2018 (millions of dollars)	PCB	LAR	Total
Environmental liabilities - beginning	134	62	196
Interest accretion	5	1	6
Expenditures	(16)	(6)	(22)
Revaluation adjustment	(15)	—	(15)
Environmental liabilities - ending	108	57	165
Less: current portion	(15)	(11)	(26)
	93	46	139
The following tables show the reconciliation between the undiscounted basis of the environmental liabilities and the amount recognized on the Consolidated Balance Sheets after factoring in the discount rate:

December 31, 2019 (millions of dollars)	PCB	LAR	Total
Undiscounted environmental liabilities	97	51	148
Less: discounting environmental liabilities to present value	(7)	—	(7)
Discounted environmental liabilities	90	51	141

December 31, 2018 (millions of dollars)	PCB	LAR	Total
Undiscounted environmental liabilities	118	58	176
Less: discounting environmental liabilities to present value	(10)	(1)	(11)
Discounted environmental liabilities	108	57	165
At December 31, 2019, the estimated future environmental expenditures were as follows:

December 31 (millions of dollars)	2019
2020	30
2021	31
2022	29
2023	25
2024	8
Thereafter	25
148
Hydro One records a liability for the estimated future expenditures for LAR and for the phase-out and destruction of PCB-contaminated mineral oil removed from electrical equipment when it is determined that future environmental remediation expenditures are probable under existing statute or regulation and the amount of the future expenditures can be reasonably estimated.
There are uncertainties in estimating future environmental costs due to potential external events such as changes in legislation or regulations, and advances in remediation technologies. In determining the amounts to be recorded as environmental liabilities, the Company estimates the current cost of completing required work and makes assumptions as to when the future expenditures will actually be incurred, in order to generate future cash flow information. A long-term inflation rate assumption of approximately 2% has been used to express these current cost estimates as estimated future expenditures. Future expenditures have been discounted using factors ranging from approximately 2.0% to 6.3%, depending on the appropriate rate for the period when expenditures are expected to be incurred. All factors used in estimating the Company’s environmental liabilities represent management’s best estimates of the present value of costs required to meet existing legislation or regulations. However, it is reasonably possible that numbers or volumes of contaminated assets, cost estimates to perform work, inflation assumptions and the assumed pattern of annual cash flows may differ significantly from the Company’s current assumptions. In addition, with respect to the PCB environmental liability, the availability of critical resources such as skilled labour and replacement assets and the ability to take maintenance outages in critical facilities may influence the timing of expenditures.
PCBs
The Environment Canada regulations, enacted under the Canadian Environmental Protection Act, 1999, govern the management, storage and disposal of PCBs based on certain criteria, including type of equipment, in-use status, and PCB-contamination thresholds. Under current regulations, Hydro One’s PCBs have to be disposed of by the end of 2025, with the exception of specifically exempted equipment. Contaminated equipment will generally be replaced, or will be decontaminated by removing PCB-contaminated insulating oil and retro filling with replacement oil that contains PCBs in concentrations of less than 2 ppm.
At December 31, 2019, the Company’s best estimate of the total estimated future expenditures to comply with current PCB regulations was $97 million (2018 - $118 million). These expenditures are expected to be incurred over the period from 2020 to 2024. As a result of its annual review of environmental liabilities, the Company recorded a revaluation adjustment in 2019 to decrease the PCB environmental liability by $5 million (2018 - $15 million).

37

HYDRO ONE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2019 and 2018

LAR
At December 31, 2019, the Company’s best estimate of the total estimated future expenditures to complete its LAR program was $51 million (2018 - $58 million). These expenditures are expected to be incurred over the period from 2020 to 2044. As a result of its annual review of environmental liabilities, the Company recorded a revaluation adjustment in 2019 to increase the LAR environmental liability by $2 million (2018 - $nil).

21.	ASSET RETIREMENT OBLIGATIONS
Hydro One records a liability for the estimated future expenditures for the removal and disposal of asbestos-containing materials installed in some of its facilities. Asset retirement obligations, which represent legal obligations associated with the retirement of certain tangible long-lived assets, are computed as the present value of the projected expenditures for the future retirement of specific assets and are recognized in the period in which the liability is incurred, if a reasonable estimate can be made. If the asset remains in service at the recognition date, the present value of the liability is added to the carrying amount of the associated asset in the period the liability is incurred and this additional carrying amount is depreciated over the remaining life of the asset. If an asset retirement obligation is recorded in respect of an out-of-service asset, the asset retirement cost is charged to results of operations. Subsequent to the initial recognition, the liability is adjusted for any revisions to the estimated future cash flows associated with the asset retirement obligation, which can occur due to a number of factors including, but not limited to, cost escalation, changes in technology applicable to the assets to be retired, changes in legislation or regulations, as well as for accretion of the liability due to the passage of time until the obligation is settled. Depreciation expense is adjusted prospectively for any increases or decreases to the carrying amount of the associated asset.
In determining the amounts to be recorded as asset retirement obligations, the Company estimates the current fair value for completing required work and makes assumptions as to when the future expenditures will actually be incurred, in order to generate future cash flow information. A long-term inflation assumption of approximately 2% has been used to express these current cost estimates as estimated future expenditures. Future expenditures have been discounted using factors ranging from approximately 2.0% to 4.0%, depending on the appropriate rate for the period when expenditures are expected to be incurred. All factors used in estimating the Company’s asset retirement obligations represent management’s best estimates of the cost required to meet existing legislation or regulations. However, it is reasonably possible that numbers or volumes of contaminated assets, cost estimates to perform work, inflation assumptions and the assumed pattern of annual cash flows may differ significantly from the Company’s current assumptions. Asset retirement obligations are reviewed annually or more frequently if significant changes in regulations or other relevant factors occur. Estimate changes are accounted for prospectively. As a result of its annual review of asset retirement obligations, no revaluation adjustment to the asset retirement obligations was recorded in 2019 (2018 - revaluation adjustment was recorded to increase the asset retirement obligations by $1 million).
At December 31, 2019, Hydro One had recorded asset retirement obligations of $10 million (2018 - $10 million), primarily consisting of the estimated future expenditures associated with the removal and disposal of asbestos-containing materials installed in some of its facilities. The amount of interest recorded is nominal.
22.    LEASES
Hydro One has operating lease contracts for buildings used in administrative and service-related functions. These leases have typical terms of between three and five years with renewal options of additional three- to five-year terms at prevailing market rates at the time of extension. All leases include a clause to enable upward revision of the rental charge on an annual basis or on renewal according to prevailing market conditions or pre-established rents. There are no restrictions placed upon Hydro One by entering into these leases. Renewal options are included in the lease term when their exercise is reasonably certain. Other information related to the Company's operating leases was as follows:

Year ended December 31 (millions of dollars)	2019
Lease expense	9
Lease payments made	6

December 31	2019
Weighted-average remaining lease term[1] (years)	8
Weighted-average discount rate	2.7%
1 Includes renewal options that are reasonably certain to be exercised

38

HYDRO ONE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2019 and 2018

At December 31, 2019, future minimum operating lease payments were as follows:

December 31 (millions of dollars)	2019
2020	10
2021	11
2022	10
2023	9
2024	9
Thereafter	33
Total undiscounted minimum lease payments[1]	82
Less: discounting minimum lease payments to present value	(9)
Total discounted minimum lease payments	73
1 Excludes committed amounts of $6 million for leases that have not yet commenced
At December 31, 2018, future minimum operating lease payments were as follows:

December 31 (millions of dollars)	2018
2019	6
2020	10
2021	4
2022	1
2023	1
Thereafter	3
Total undiscounted minimum lease payments	25
Hydro One presents its ROU assets and lease obligations on the Consolidated Balance Sheet as follows:

December 31 (millions of dollars)	2019
Other long-term assets (Note 13)	71
Accounts payable and other current liabilities (Note 14)	8
Other long-term liabilities (Note 15)	66
23.    SHARE CAPITAL
Common Shares
The Company is authorized to issue an unlimited number of common shares. At December 31, 2019, the Company had 142,239 (2018 - 142,239) common shares issued and outstanding. In 2019, a return of stated capital in the amount of $748 million (2018 - $544 million) was paid.
The amount and timing of any dividends payable by Hydro One is at the discretion of the Hydro One Board of Directors and is established on the basis of Hydro One’s results of operations, maintenance of its deemed regulatory capital structure, financial condition, cash requirements, the satisfaction of solvency tests imposed by corporate laws for the declaration and payment of dividends and other factors that the Board of Directors may consider relevant.
Preferred Shares
The Company is authorized to issue an unlimited number of preferred shares, issuable in series. At December 31, 2019 and 2018, two series of preferred shares were authorized for issuance: the Class A preferred shares and Class B preferred shares. On January 24, 2019, the Company redeemed 485,870 Class B preferred shares totalling $486 million. At December 31, 2019 the Company had no (2018 - 485,870) Class B preferred shares and no (2018 - nil) Class A preferred shares issued and outstanding.
Class A Preferred Shares
On November 2, 2015, a special resolution of Hydro One Limited (as sole shareholder of Hydro One) was made to amend the articles of Hydro One to delete the share ownership restrictions and to amend the Hydro One preferred share terms to provide for basic redeemable preferred shares. When issued, the Class A preferred shares will be redeemable at the option of the Company. The holders of the Class A preferred shares will be entitled to receive, if and when declared by the Hydro One Board of Directors, non-cumulative preferred share dividends at a rate per year to be determined by the Hydro One Board of Directors. The holders of the Class A preferred shares will not be entitled to receive notice of, or to attend or to vote at, any meeting of the shareholders of Hydro One. The holders of the Class A preferred shares will be entitled to receive, before any distributions to the holders of common shares and any other shares ranking junior to the Class A preferred shares, an amount equal to the amount paid for the Class A preferred shares together with all dividends declared and unpaid up to the date of liquidation, dissolution or winding up of Hydro One, or the date of redemption.

39

HYDRO ONE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2019 and 2018

Class B Preferred Shares
On November 10, 2017, a special resolution of Hydro One Limited was made to amend the articles of Hydro One to create an unlimited number of Class B preferred shares. The holders of the Class B preferred shares are entitled to receive quarterly floating-rate cumulative dividends, if and when declared by the Board of Directors, at a rate equal to the sum of the average 3-month Canadian dollar bankers’ acceptance rate and 0.25% as reset quarterly. The holders of the Class B preferred shares will not be entitled to receive notice of, or to attend or to vote at, any meeting of the shareholders of Hydro One. The holders of the Class B preferred shares will be entitled to receive, before any distributions to the holders of the Class A preferred shares, the common shares and any other shares ranking junior to the Class B preferred shares, an amount equal to the amount paid for the Class B preferred shares together with all dividends unpaid up to the date of liquidation, dissolution or winding up of Hydro One, or the date of redemption.
The Class B preferred shares have a redemption feature that is outside the control of the Company because the holders can exercise their right to redeem the Class B preferred shares at any time without approval of the Company’s Board of Directors. The Class B preferred shares are classified on the Consolidated Balance Sheet as temporary equity because this redemption feature is outside the control of the Company.
24.     DIVIDENDS
In 2019, preferred share dividends in the amount of $2 million (2018 - $9 million) and common share dividends in the amount of $1 million (2018 - $6 million) were declared and paid.
25.    EARNINGS PER COMMON SHARE
Basic and diluted earnings per common share is calculated by dividing net income (loss) attributable to common shareholder of Hydro One by the weighted-average number of common shares outstanding. The weighted-average number of common shares outstanding at December 31, 2019 was 142,239 (2018 - 142,239). There were no dilutive securities during 2019 or 2018.
26.    STOCK-BASED COMPENSATION
The following compensation plans were established by Hydro One Limited, however they represent components of compensation costs of Hydro One in current and future periods.
Share Grant Plans
Hydro One Limited has two share grant plans (Share Grant Plans), one for the benefit of certain members of the Power Workers’ Union (PWU) (PWU Share Grant Plan) and one for the benefit of certain members of the Society (Society Share Grant Plan). Hydro One and Hydro One Limited entered into an intercompany agreement, such that Hydro One will pay Hydro One Limited for the compensation costs associated with these plans.
The PWU Share Grant Plan provides for the issuance of common shares of Hydro One Limited from treasury to certain eligible members of the PWU annually, commencing on April 1, 2017 and continuing until the earlier of April 1, 2028 or the date an eligible employee no longer meets the eligibility criteria of the PWU Share Grant Plan. To be eligible, an employee must be a member of the Pension Plan on April 1, 2015, be employed on the date annual share issuance occurs and continue to have under 35 years of service. The requisite service period for the PWU Share Grant Plan began on July 3, 2015, which is the date the share grant plan was ratified by the PWU. The number of common shares issued annually to each eligible employee will be equal to 2.7% of such eligible employee’s salary as at April 1, 2015, divided by $20.50, being the price of the common shares of Hydro One Limited in the Initial Public Offering (IPO). The aggregate number of Hydro One Limited common shares issuable under the PWU Share Grant Plan shall not exceed 3,981,763 common shares. In 2015, 3,952,212 Hydro One Limited common shares were granted under the PWU Share Grant Plan relevant to the total share based compensation recognized by Hydro One.
The Society Share Grant Plan provides for the issuance of common shares of Hydro One Limited from treasury to certain eligible members of The Society annually, commencing on April 1, 2018 and continuing until the earlier of April 1, 2029 or the date an eligible employee no longer meets the eligibility criteria of the Society Share Grant Plan. To be eligible, an employee must be a member of the Pension Plan on September 1, 2015, be employed on the date annual share issuance occurs and continue to have under 35 years of service. Therefore, the requisite service period for the Society Share Grant Plan began on September 1, 2015. The number of common shares issued annually to each eligible employee will be equal to 2.0% of such eligible employee’s salary as at September 1, 2015, divided by $20.50, being the price of the common shares of Hydro One Limited in the IPO. The aggregate number of Hydro One Limited common shares issuable under the Society Share Grant Plan shall not exceed 1,434,686 common shares. In 2015, 1,367,158 Hydro One Limited common shares were granted under the Society Share Grant Plan relevant to the total share-based compensation recognized by Hydro One.
The fair value of the Hydro One Limited 2015 share grants of $111 million was estimated based on the grant date Hydro One Limited share price of $20.50 and is recognized using the graded-vesting attribution method as the share grant plans have both a performance

40

HYDRO ONE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2019 and 2018

condition and a service condition. In 2019, 455,694 common shares of Hydro One Limited (2018 - 473,222) were issued under the Share Grant Plans to eligible employees of Hydro One. Total share-based compensation recognized during 2019 was $9 million (2018 - $12 million) and was recorded as a regulatory asset.
A summary of share grant activity under the Share Grant Plans during the years ended December 31, 2019 and 2018 is presented below:

Year ended December 31, 2019	Share Grants (number of common shares)	Weighted-Average Price
Share grants outstanding - beginning	4,159,439	$20.50
Vested and issued[1]	(455,694)	—
Forfeited	(92,567)	$20.50
Share grants outstanding - ending	3,611,178	$20.50

[1]
In 2019, Hydro One Limited issued from treasury common shares to eligible Hydro One employees in accordance with provisions of the PWU and the Society Share Grant Plans. In accordance with the intercompany agreement between Hydro One and Hydro One Limited, Hydro One made payments to Hydro One Limited for the common shares issued.

Year ended December 31, 2018	Share Grants (number of common shares)	Weighted-Average Price
Share grants outstanding - beginning	4,737,783	$20.50
Vested and issued[1]	(473,222)	—
Forfeited	(105,122)	$20.50
Share grants outstanding - ending	4,159,439	$20.50

[1]
In 2018, Hydro One Limited issued from treasury common shares to eligible Hydro One employees in accordance with provisions of the PWU and the Society Share Grant Plans. In accordance with the intercompany agreement between Hydro One and Hydro One Limited, Hydro One made payments to Hydro One Limited for the common shares issued.

Directors' DSU Plan
Under the Directors’ DSU Plan, directors can elect to receive credit for their annual cash retainer in a notional account of DSUs in lieu of cash. Hydro One Limited’s Board of Directors may also determine from time to time that special circumstances exist that would reasonably justify the grant of DSUs to a director as compensation in addition to any regular retainer or fee to which the director is entitled. Each DSU represents a unit with an underlying value equivalent to the value of one common share of Hydro One Limited and is entitled to accrue Hydro One Limited common share dividend equivalents in the form of additional DSUs at the time dividends are paid, subsequent to declaration by Hydro One Limited’s Board of Directors.
A summary of DSU awards activity under the Directors' DSU Plan during the years ended December 31, 2019 and 2018 is presented below:

Year ended December 31 (number of DSUs)	2019	2018
DSUs outstanding - beginning	46,697	187,090
Granted	29,938	82,375
Settled[1]	(24,015)	(222,768)
DSUs outstanding - ending	52,620	46,697
1 In 2018, DSUs related to the Company's former Board of Directors were settled at the June 29, 2018 closing price of Hydro One Limited's common shares of $20.04, with an amount of approximately $5 million paid during the fourth quarter of 2018.
For the year ended December 31, 2019, an expense of $1 million (2018 - $1 million) was recognized in earnings with respect to the Directors' DSU Plan. At December 31, 2019, a liability of $1 million (2018 - $1 million) related to Directors' DSUs has been recorded at the December 31, 2019 closing price of the Company's common shares of $25.08. This liability is included in long-term accounts payable and other liabilities on the Consolidated Balance Sheets.
Management DSU Plan
Under the Management DSU Plan, eligible executive employees can elect to receive a specified proportion of their annual short-term incentive in a notional account of DSUs in lieu of cash. Each DSU represents a unit with an underlying value equivalent to the value of one common share of Hydro One Limited and is entitled to accrue common share dividend equivalents in the form of additional DSUs at the time dividends are paid, subsequent to declaration by Hydro One’s Board of Directors.

41

HYDRO ONE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2019 and 2018

A summary of DSU awards activity under the Management DSU Plan during the years ended December 31, 2019 and 2018 is presented below:

Year ended December 31 (number of DSUs)	2019	2018
DSUs outstanding - beginning	104,041	63,760
Granted	24,947	40,281
Paid	(76,802)	—
DSUs outstanding - ending	52,186	104,041
For the year ended December 31, 2019, an expense of $1 million (2018 - $1 million) was recognized in earnings with respect to the Management DSU Plan. At December 31, 2019, a liability of $1 million (2018 - $2 million) related to Management DSUs has been recorded at the December 31, 2019 closing price of Hydro One Limited's common shares of $25.08. This liability is included in long-term accounts payable and other liabilities on the Consolidated Balance Sheets.
Employee Share Ownership Plan
In 2015, Hydro One Limited established Employee Share Ownership Plans (ESOP) for certain eligible management and non-represented employees (Management ESOP) and for certain eligible Society-represented staff (Society ESOP). Under the Management ESOP, the eligible management and non-represented employees may contribute between 1% and 6% of their base salary towards purchasing common shares of Hydro One Limited. The Company matches 50% of their contributions, up to a maximum Company contribution of $25,000 per calendar year. Under the Society ESOP, the eligible Society-represented staff may contribute between 1% and 4% of their base salary towards purchasing common shares of Hydro One Limited. The Company matches 25% of their contributions, with no maximum Company contribution per calendar year. In 2019, Company contributions made under the ESOP were $2 million (2018 - $2 million).
LTIP
Effective August 31, 2015, the Board of Directors of Hydro One Limited adopted an LTIP. Under the LTIP, long-term incentives are granted to certain executive and management employees of Hydro One Limited and its subsidiaries, and all equity-based awards will be settled in newly issued shares of Hydro One Limited from treasury, consistent with the provisions of the plan which also permit the participants to surrender a portion of their awards to satisfy related withholding taxes requirements. The aggregate number of shares issuable under the LTIP shall not exceed 11,900,000 shares of Hydro One Limited.
The LTIP provides flexibility to award a range of vehicles, including Performance Share Units (PSUs), Restricted Share Units (RSUs), stock options, share appreciation rights, restricted shares, DSUs, and other share-based awards. The mix of vehicles is intended to vary by role to recognize the level of executive accountability for overall business performance.
PSUs and RSUs
A summary of PSU and RSU awards activity under the LTIP during the years ended December 31, 2019 and 2018 is presented below:

	PSUs		RSUs
Year ended December 31 (number of units)	2019	2018	2019	2018
Units outstanding - beginning	594,470	425,120	432,780	388,140
Granted	—	438,470	—	338,480
Vested and issued	(76,411)	(123)	(88,532)	(104,881)
Forfeited	(153,805)	(30,967)	(84,745)	(30,649)
Settled	(201,910)	(238,030)	(58,620)	(158,310)
Units outstanding - ending[1]	162,344	594,470	200,883	432,780

[1]
Units outstanding at December 31, 2019 include 7,740 PSUs and 96,330 RSUs that may be settled in cash if certain conditions are met. At December 31, 2019, a liability of $3 million has been recorded with respect to these awards and is included in accrued liabilities on the Consolidated Balance Sheet.

No awards were granted in 2019. The grant date total fair value of the awards granted in 2018 was $16 million. The compensation expense related to the PSU and RSU awards recognized by the Company during 2019 was $8 million (2018 - $15 million).
Amounts recognized in 2019 were affected by the reversal in the third quarter of 2019 of approximately $3 million of previously recognized compensation expense to reflect forfeitures of PSUs and RSUs in the third quarter of 2019. The expense recognized in 2018 included $5 million related to previously awarded PSUs and RSUs to the Company's former President and Chief Executive Officer for which costs had not previously been recognized. These awards, consisting of 238,030 PSUs and 158,310 RSUs, were settled in 2018 through a one-time cash settlement arrangement.
At December 31, 2019, $10 million (2018 - $20 million) payable to Hydro One Limited relating to PSU and RSU awards was included in due to related parties on the Consolidated Balance Sheets.

42

HYDRO ONE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2019 and 2018

Stock Options
The Company is authorized to grant stock options under its LTIP to certain eligible employees. No stock options were granted in 2019 (2018 - 1,450,880 stock options were granted). The stock options granted are exercisable for a period not to exceed seven years from the date of grant. The original three-year vesting period for 706,070 stock options was modified in 2019 due to agreements reached with five option-holders, resulting in applicable stock options being fully vested in 2019. The incremental compensation cost resulting from the modification was not significant.
The fair value-based method is used to measure compensation expense related to stock options and the expense is recognized over the vesting period on a straight-line basis. The fair value of the stock option awards granted was estimated on the date of grant using a Black-Scholes valuation model. Updates related to stock options subject to modification were not significant.
Stock options granted and the weighted-average assumptions used in the valuation model for options granted during 2018 are as follows:

Exercise price[1]	$20.70
Grant date fair value per option	$1.66
Valuation assumptions:
Expected dividend yield[2]	3.78%
Expected volatility[3]	15.01%
Risk-free interest rate[4]	2.00%
Expected option term[5]	4.5 years

[1]	Hydro One Limited common share price on the date of the grant.

[2]	Based on dividend and Hydro One Limited common share price on the date of the grant.

[3]	Based on average daily volatility of Hydro One Limited's peer entities for a 4.5-year term.

[4]	Based on bond yield for an equivalent Canadian government bond.

[5]	Determined using the option term and the vesting period.
A summary of stock options activity during the years ended December 31, 2019 and 2018 is presented below:

	Number of Stock Options	Weighted-average exercise price
Stock options outstanding - January 1, 2018	—
Granted	1,450,880	$20.70
Forfeited[1]	(500,970)	$20.66
Stock options outstanding - December 31, 2018[2,3]	949,910	$20.72

Exercised[4]	(302,520)	$20.76
Forfeited[1]	(243,840)	$20.75
Stock options outstanding - December 31, 2019[2]	403,550	$20.66
1 Stock options forfeited in 2019 had a fair value of $1.65 per option (2018 - $1.67).
2 During 2019, 706,070 stock options vested with a modified fair value of $1.04 per option (2018 - no stock options vested), of which 302,520 stock options were exercised. At December 31, 2019, all stock options outstanding were vested and exercisable (2018 - all stock options were non-vested).
3 Stock options outstanding at December 31, 2019 have an aggregate intrinsic value of $2 million (2018 - $nil) and weighted-average remaining contractual term of 5.2 years (2018 - 6.2 years).
4 Stock options exercised in 2019 had an aggregate intrinsic value of $1 million.
The compensation expense related to stock options recognized by the Company during 2019 was $1 million (2018 - $1 million. At December 31, 2019, the unrecognized compensation expense related to stock options not yet vested was $nil (2018 - $1 million). At December 31, 2019, no amounts were payable to Hydro One Limited relating to stock options awards (2018 - $1 million was included in due to related parties on the Consolidated Balance Sheets).
On January 16, 2020, 117,980 stock options were exercised. See Note 33 - Subsequent Events.

43

HYDRO ONE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2019 and 2018

27.    NONCONTROLLING INTEREST
Total noncontrolling interest consists of noncontrolling interest attributable to B2M LP and noncontrolling interest attributable to NRLP. The following tables show the movements in total noncontrolling interest during the years ended December 31, 2019 and 2018:

Year ended December 31, 2019 (millions of dollars)	Temporary Equity	Equity	Total
Noncontrolling interest - beginning	21	49	70
Contributions from sale of noncontrolling interest (Note 4)	—	12	12
Distributions to noncontrolling interest	(3)	(6)	(9)
Net income attributable to noncontrolling interest	2	4	6
Noncontrolling interest - ending	20	59	79

Year ended December 31, 2018 (millions of dollars)	Temporary Equity	Equity	Total
Noncontrolling interest - beginning	22	50	72
Distributions to noncontrolling interest	(3)	(5)	(8)
Net income attributable to noncontrolling interest	2	4	6
Noncontrolling interest - ending	21	49	70
B2M LP
On December 16, 2014, transmission assets totalling $526 million were transferred from Hydro One Networks to B2M LP. This was financed by 60% debt ($316 million) and 40% equity ($210 million). On December 17, 2014, the SON acquired a 34.2% equity interest in B2M LP for consideration of $72 million, representing the fair value of the equity interest acquired. The SON’s initial investment in B2M LP consists of $50 million of Class A units and $22 million of Class B units.
The Class B units have a mandatory put option which requires that upon the occurrence of an enforcement event (i.e., an event of default such as a debt default by the SON or insolvency event), Hydro One purchase the Class B units of B2M LP for net book value on the redemption date. The noncontrolling interest relating to the Class B units is classified on the Consolidated Balance Sheet as temporary equity because the redemption feature is outside the control of the Company. The balance of the noncontrolling interest is classified within equity.
The following tables show the movements in B2M LP noncontrolling interest during the years ended December 31, 2019 and 2018:

Year ended December 31, 2019 (millions of dollars)	Temporary Equity	Equity	Total
Noncontrolling interest - beginning	21	49	70
Distributions to noncontrolling interest	(3)	(6)	(9)
Net income attributable to noncontrolling interest	2	4	6
Noncontrolling interest - ending	20	47	67

Year ended December 31, 2018 (millions of dollars)	Temporary Equity	Equity	Total
Noncontrolling interest - beginning	22	50	72
Distributions to noncontrolling interest	(3)	(5)	(8)
Net income attributable to noncontrolling interest	2	4	6
Noncontrolling interest - ending	21	49	70
NRLP
On September 18, 2019, Hydro One Networks sold to the Six Nations of the Grand River Development Corporation and, through a trust, to the Mississaugas of the Credit First Nation a 25.0% and 0.1% equity interest in NRLP partnership units, respectively, for total consideration of $12 million, representing the fair value of the equity interest acquired. NRLP is fully consolidated in these Consolidated Financial Statements as it is controlled by Hydro One. The First Nations Partners' 25.1% noncontrolling interest in NRLP is classified within equity.

44

HYDRO ONE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2019 and 2018

The following table shows the movements in NRLP noncontrolling interest during the year ended December 31, 2019:

Year ended December 31, 2019 (millions of dollars)	Equity
Noncontrolling interest - beginning	—
Contributions from sale of noncontrolling interest (Note 4)	12
Distributions to noncontrolling interest	—
Net income attributable to noncontrolling interest	—
Noncontrolling interest - ending	12
On January 31, 2020, the Mississaugas of the Credit First Nation purchased an additional 19.9% equity interest in NRLP. See Note 4 - Business Combinations and Note 33 - Subsequent Events for additional information.
28.    RELATED PARTY TRANSACTIONS
Hydro One is owned by Hydro One Limited. The Province is a shareholder of Hydro One Limited with approximately 47.3% ownership at December 31, 2019. The IESO, Ontario Power Generation Inc. (OPG), Ontario Electricity Financial Corporation (OEFC), the OEB, Hydro One Telecom Inc. (Hydro One Telecom) and 2587264 Ontario Inc. are related parties to Hydro One because they are controlled or significantly influenced by the Ministry of Energy or by Hydro One Limited. The following is a summary of the Company’s related party transactions during the years ended December 31, 2019 and 2018:

Year ended December 31 (millions of dollars)
Related Party	Transaction	2019	2018
IESO	Power purchased	1,808	1,636
	Revenues for transmission services	1,636	1,672
	Amounts related to electricity rebates	692	477
	Distribution revenues related to rural rate protection	240	239
	Distribution revenues related to the supply of electricity to remote northern communities	35	35
	Funding received related to Conservation and Demand Management programs	42	62
OPG	Power purchased	8	10
	Revenues related to provision of services and supply of electricity	8	8
	Costs related to the purchase of services	1	—
OEFC	Power purchased from power contracts administered by the OEFC	2	2
OEB	OEB fees	9	8
Hydro One Limited	Return of stated capital	748	544
	Dividends paid	1	6
	Stock-based compensation costs	10	28
	Cost recovery for services provided	14	15
Hydro One Telecom	Services received – costs expensed	21	23
	Revenues for services provided	3	3
2587264 Ontario Inc.	Preferred shares redeemed	486	—
	Dividends paid	2	9
Sales to and purchases from related parties are based on the requirements of the OEB’s Affiliate Relationships Code. Outstanding balances at period end are interest-free and settled in cash. Invoices are issued monthly, and amounts are due and paid on a monthly basis.
29.    CONSOLIDATED STATEMENTS OF CASH FLOWS
The changes in non-cash balances related to operations consist of the following:

Year ended December 31 (millions of dollars)	2019	2018
Accounts receivable	(74)	13
Due from related parties	(176)	(22)
Other assets	(6)	3
Accounts payable	10	(2)
Accrued liabilities	55	18
Due to related parties	184	(78)
Accrued interest	8	(3)
Long-term accounts payable and other liabilities	—	(5)
Post-retirement and post-employment benefit liability	26	26
	27	(50)

45

HYDRO ONE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2019 and 2018

Capital Expenditures
The following tables reconcile investments in property, plant and equipment and intangible assets and the amounts presented in the Consolidated Statements of Cash Flows for the years ended December 31, 2019 and 2018. The reconciling items include net change in accruals and capitalized depreciation.

Year ended December 31, 2019 (millions of dollars)	Property, Plant and Equipment	Intangible Assets	Total
Capital investments	(1,543)	(116)	(1,659)
Reconciling items	33	1	34
Cash outflow for capital expenditures	(1,510)	(115)	(1,625)

Year ended December 31, 2018 (millions of dollars)	Property, Plant and Equipment	Intangible Assets	Total
Capital investments	(1,441)	(121)	(1,562)
Reconciling items	30	1	31
Cash outflow for capital expenditures	(1,411)	(120)	(1,531)
Capital Contributions
Hydro One enters into contracts governed by the OEB Transmission System Code when a transmission customer requests a new or upgraded transmission connection. The customer is required to make a capital contribution to Hydro One based on the shortfall between the present value of the costs of the connection facility and the present value of revenues. The present value of revenues is based on an estimate of load forecast for the period of the contract with Hydro One. Once the connection facility is commissioned, in accordance with the OEB Transmission System Code, Hydro One will periodically reassess the estimated load forecast which will lead to a decrease, or an increase in the capital contributions from the customer. The increase or decrease in capital contributions is recorded directly to property, plant and equipment in service. In 2019, capital contributions from these reassessments totalled $3 million (2018 - $7 million), which represents the difference between the revised load forecast of electricity transmitted compared to the load forecast in the original contract, subject to certain adjustments.
Supplementary Information

Year ended December 31 (millions of dollars)	2019	2018
Net interest paid	486	458
Income taxes paid	21	15
30.    CONTINGENCIES
Legal Proceedings
Hydro One is involved in various lawsuits and claims in the normal course of business. In the opinion of management, the outcome of such matters will not have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows.
Hydro One, Hydro One Networks, Hydro One Remote Communities, and Norfolk Power Distribution Inc. were defendants in a class action suit commenced in 2015 in which the representative plaintiff was seeking up to $125 million in damages related to allegations of improper billing practices. The plaintiff’s application for leave to appeal the lower court’s refusal to certify the lawsuit as a class action was denied by the Ontario Court of Appeal on March 26, 2019, which means that the lawsuit has effectively ended.
Transfer of Assets
The transfer orders by which the Company acquired certain of Ontario Hydro’s businesses as of April 1, 1999 did not transfer title to some assets located on Reserves (as defined in the Indian Act (Canada)). Currently, the OEFC holds these assets. Under the terms of the transfer orders, the Company is required to manage these assets until it has obtained all consents necessary to complete the transfer of title of these assets to itself. The Company cannot predict the aggregate amount that it may have to pay, either on an annual or one-time basis, to obtain the required consents. In 2019, the Company paid approximately $2 million (2018 - $2 million) in respect of consents obtained. If the Company cannot obtain the required consents, the OEFC will continue to hold these assets for an indefinite period of time. If the Company cannot reach a satisfactory settlement, it may have to relocate these assets to other locations at a cost that could be substantial or, in a limited number of cases, to abandon a line and replace it with diesel-generation facilities. The costs relating to these assets could have a material adverse effect on the Company’s results of operations if the Company is not able to recover them in future rate orders.

46

HYDRO ONE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2019 and 2018

31.     COMMITMENTS
The following table presents a summary of Hydro One’s commitments under outsourcing and other agreements due in the next five years and thereafter:

December 31, 2019 (millions of dollars)	Year 1	Year 2	Year 3	Year 4	Year 5	Thereafter
Outsourcing and other agreements	155	28	3	2	4	13
Long-term software/meter agreement	22	1	2	1	2	—
Outsourcing Agreements
Hydro One has an agreement with Inergi LP for the provision of back-office and IT outsourcing services, including supply chain, pay operations, IT, and finance and accounting services. The agreement expires on February 28, 2021 for IT services and on October 31, 2021 for supply chain services. The agreement for pay operations, and for finance and accounting services was extended in September 2019 and now expires on December 31, 2020. In addition, the agreement for settlement services expired on December 31, 2019, and these services are now insourced.
Brookfield Global Integrated Solutions (Brookfield) provides services to Hydro One, including facilities management and execution of certain capital projects as deemed required by the Company. The agreement with Brookfield for these services expires in December 2024, with an option for the Company to renew the agreement for an additional term of three years.
Long-term Software/Meter Agreement
Trilliant Holdings Inc. and Trilliant Networks (Canada) Inc. (collectively Trilliant) provide services to Hydro One for the supply, maintenance and support services for smart meters and related hardware and software, including additional software licences, as well as certain professional services. The agreement with Trilliant for these services expires in December 2025, with an option for the Company to renew the agreement for an additional term of five years.
Other Commitments
The following table presents a summary of Hydro One’s other commercial commitments by year of expiry in the next five years and thereafter:

December 31, 2019 (millions of dollars)	Year 1	Year 2	Year 3	Year 4	Year 5	Thereafter
Operating Credit Facilities[1]	—	—	—	—	2,300	—
Letters of credit[2]	185	2	—	—	—	—
Guarantees[3]	325	—	—	—	—	—
1 On June 3, 2019, the maturity date for the Operating Credit Facilities was extended from June 2022 to June 2024.
2 Letters of credit consist of $171 million letters of credit related to retirement compensation arrangements, a $4 million in letters of credit to satisfy debt service reserve requirements, a $9 million letter of credit provided to the IESO for prudential support, and $3 million in letters of credit for various operating purposes.
3 Guarantees consist of prudential support provided to the IESO by Hydro One on behalf of its subsidiaries.
Prudential Support
Purchasers of electricity in Ontario, through the IESO, are required to provide security to mitigate the risk of their default based on their expected activity in the market. The IESO could draw on these guarantees and/or letters of credit if these purchasers fail to make a payment required by a default notice issued by the IESO. The maximum potential payment is the face value of any letters of credit plus the amount of the parental guarantees.
Retirement Compensation Arrangements
Bank letters of credit have been issued to provide security for Hydro One's liability under the terms of a trust fund established pursuant to the supplementary pension plan for eligible employees of Hydro One. The supplementary pension plan trustee is required to draw upon these letters of credit if Hydro One is in default of its obligations under the terms of this plan. Such obligations include the requirement to provide the trustee with an annual actuarial report as well as letters of credit sufficient to secure Hydro One’s liability under the plan, to pay benefits payable under the plan and to pay the letter of credit fee. The maximum potential payment is the face value of the letters of credit.

47

HYDRO ONE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2019 and 2018

32.    SEGMENTED REPORTING
Hydro One has three reportable segments:

•
The Transmission Segment, which comprises the transmission of high voltage electricity across the province, interconnecting more than 70 local distribution companies and certain large directly connected industrial customers throughout the Ontario electricity grid;

•	The Distribution Segment, which comprises the delivery of electricity to end customers and certain other municipal electricity distributors; and

•	Other Segment, which includes certain corporate activities.
The designation of segments has been based on a combination of regulatory status and the nature of the services provided. Operating segments of the Company are determined based on information used by the chief operating decision-maker in deciding how to allocate resources and evaluate the performance of each of the segments. The Company evaluates segment performance based on income before financing charges and income taxes from continuing operations (excluding certain allocated corporate governance costs).

Year ended December 31, 2019 (millions of dollars)	Transmission	Distribution	Other	Consolidated
Revenues	1,654	4,788	—	6,442
Purchased power	—	3,111	—	3,111
Operation, maintenance and administration	369	615	7	991
Depreciation and amortization	462	409	—	871
Income (loss) before financing charges and income tax expense	823	653	(7)	1,469

Capital investments	1,035	624	—	1,659

Year ended December 31, 2018 (millions of dollars)	Transmission	Distribution	Other	Consolidated
Revenues	1,688	4,422	—	6,110
Purchased power	—	2,899	—	2,899
Operation, maintenance and administration	424	608	23	1,055
Depreciation and amortization	435	395	—	830
Income (loss) before financing charges and income tax expense	829	520	(23)	1,326

Capital investments	985	577	—	1,562
Total Assets by Segment:

December 31 (millions of dollars)	2019	2018
Transmission	14,917	13,877
Distribution	9,943	9,277
Other	2,057	2,415
Total assets	26,917	25,569
Total Goodwill by Segment:

December 31 (millions of dollars)	2019	2018
Transmission	157	157
Distribution	168	168
Total goodwill	325	325
All revenues, assets and costs, as the case may be, are earned, held or incurred in Canada.

48

HYDRO ONE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2019 and 2018

33.     SUBSEQUENT EVENTS
Return of Stated Capital
On February 11, 2020, a return of stated capital of $146 million was approved.
NRLP
On January 31, 2020, the Mississaugas of the Credit First Nation purchased an additional 19.9% equity interest in NRLP. On this date, Hydro One Networks sold to the Mississaugas of the Credit First Nation,through a trust, a 19.9% equity interest in NRLP for total consideration of $9 million. Following this transaction, Hydro One's interest in the equity portion of NRLP was reduced to 55%, with the Six Nations of the Grand River Development Corporation and the Mississaugas of the Credit First Nation owning 25% and 20%, respectively, of the equity interest in NRLP.
Stock Options
On January 16, 2020, Hydro One Limited issued from treasury common shares in accordance with provisions of the LTIP. This issuance resulted from the exercise of 117,980 stock options for cash proceeds of $2 million.

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